Exhibit 99.38

SPROTT INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of Sprott Inc. (the “Corporation”) will be held at 12:00 p.m. (Toronto time) on Friday, May 8, 2020 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019 together with the auditors’ report thereon (the “2019 Financial Statements”);

2.	to elect the directors for the ensuing year to hold office until the close of the next annual meeting of shareholders of the Corporation;

3.	to re-appoint KPMG LLP as auditors of the Corporation and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

4.	to consider and, if deemed advisable, pass a special resolution approving an amendment to the articles of the Corporation for the future consolidation of the Corporation’s issued and outstanding common shares (“Common Shares”) on the basis of one (1) post consolidation Common Share for up to ten (10) pre-consolidation Common Shares (the “Common Share Consolidation”), if, and at such time following the date of the Meeting, as may be determined by the Board in its sole discretion, as more particularly described in the management information circular dated March 18, 2020 (the “Circular”);

5.	to consider and, if thought advisable, pass, with or without amendment, an ordinary resolution to approve, confirm and ratify the 2020 Amended and Restated Stock Option Plan of the Corporation;

6.	to consider and, if thought advisable, pass, with or without amendment, an ordinary resolution to approve, confirm and ratify the 2020 Amended and Restated Employee Profit Sharing Plan for non-U.S. employees of the Corporation and its affiliated entities;

7.	to consider and, if thought advisable, pass, with or without amendment, an ordinary resolution to approve, confirm and ratify the 2020 Amended and Restated Equity Incentive Plan for U.S. service providers of the Corporation and its affiliated entities; and

8.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of our community, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast online at www.virtualshareholdermeeting.com/SII2020. At this website, shareholders will be able to hear the Meeting live, submit questions and vote their shares while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online and minimizes the health risk that may be associated with large gatherings.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at www.virtualshareholdermeeting.com/SII2020. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote at the Meeting. Please refer to the voting instructions provided in the “Voting of Shares” section of the Circular.

Particulars of the foregoing matters are set forth in the Circular. For the Meeting, the Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2019 Financial Statements and accompanying management’s discussion and analysis (“MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive a form of proxy or voting instruction form, as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, 2019 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at https://www.sprott.com/investor-relations/2019-agm, for a minimum of one year, and under the Corporation’s directory on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by calling toll-free at 1-866-600-5869; or by e-mail at TMXEInvestorServices@tmx.com. In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by TSX Trust Company by April 29, 2020. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is March 18, 2020 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a shareholder and you are not able to attend the Meeting online, please carefully follow the instructions on the form of proxy or voting instruction form. Your form of proxy should be sent in sufficient time so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays in the Province of Ontario). Shareholders that hold their Common Shares with a financial intermediary will receive a voting instruction form in order to instruct their intermediary how to vote on their behalf. Only shareholders of record as at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment thereof. The Circular includes important information about the Meeting and the voting process. Please read it carefully and remember to vote.

Questions

If you have any questions about the information contained in this Circular or need assistance in completing your form of proxy or voting instruction form, please contact your professional advisors or you may contact Glen Williams, Managing Director, Investor Relations at 416-943-4394  or email ir@sprott.com.

Dated at Toronto, Ontario as of March 18, 2020.

BY ORDER OF THE BOARD

(signed) “Ron Dewhurst”

Ron Dewhurst

Chair of the Board

TABLE OF CONTENTS

PROXY INSTRUCTIONS	2
MANNER IN WHICH PROXIES WILL BE VOTED	5
VOTING BY BENEFICIAL SHAREHOLDERS	5
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	6
PARTICULARS OF MATTERS TO BE ACTED UPON	7
Financial Statements	7
Election of Directors	7
Appointment of Auditors	11
Approval of the Common Share Consolidation	11
Approval of the 2020 Amended and Restated Stock Option Plan	15
Approval of the 2020 Amended and Restated Employee Profit Sharing Plan	16
Approval of the 2020 Amended and Restated Equity Incentive Plan for U.S. Service Providers	17
CORPORATE GOVERNANCE	18
DIRECTOR ATTENDANCE AND COMPENSATION	24
EXECUTIVE COMPENSATION	28
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	43
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	49
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	50
ADDITIONAL INFORMATION	50
BOARD APPROVAL	50
SCHEDULE A - MANDATE OF THE BOARD OF DIRECTORS	A - 1
SCHEDULE B - 2020 AMENDED AND RESTATED STOCK OPTION PLAN	B - 1
SCHEDULE C - 2020 AMENDED AND RESTATED EMPLOYEE PROFIT SHARING PLAN	C - 1
SCHEDULE D - 2020 AMENDED AND RESTATED EQUITY INCENTIVE PLAN FOR U.S. SERVICE PROVIDERS	D - 1

SPROTT INC.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this management information circular (the “Circular”) is as of March 18, 2020.

PROXY INSTRUCTIONS

This Circular is furnished in connection with the solicitation of proxies by the management of Sprott Inc. (the “Corporation”) for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Friday, May 8, 2020 at 12:00 p.m. (Toronto time) and at any adjournment(s) or postponement(s) thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”).

Virtual Only Format

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of our community, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at www.virtualshareholdermeeting.com/SII2020. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote at the Meeting.

It is expected that the solicitation of proxies will be primarily by mail, subject to the use of the Notice-and-Access Provisions (as defined below). Proxies may also be solicited personally by officers and directors of the Corporation (but not for additional compensation). The costs of solicitation will be borne by the Corporation. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

Notice-and-Access

The Corporation has elected to use the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Meeting materials to its shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of shareholders online. The Corporation believes this environmentally friendly process will provide shareholders with a convenient way to access the Meeting materials, while allowing the Corporation to lower the costs associated with printing and distributing the Meeting materials. The Meeting materials have been posted on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under the Corporation’s profile and on the Corporation’s website at https://www.sprott.com/investor-relations/2019-agm.

Although the Corporation has elected to use the Notice-and-Access Provisions, both registered shareholders and non-registered shareholders or beneficial holders (“Non-Registered Holders”) will receive a package that will include either a form of proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a shareholder holds their common shares of the Corporation (the “Common Shares”) through more than one Intermediary (as defined below), or if a shareholder is both a registered shareholder and a Non-Registered Holder for different shareholdings.

Should a shareholder receive multiple packages, a shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

Voting of Shares

Before the Meeting, shareholders of record as of the close of business on March 18, 2020 may vote by completing the form of proxy (registered shareholders) or voting instruction form (non-registered shareholders). Voting by proxy or voting instruction form can be completed via the Internet, or by mail in accordance with the instructions provided in the form of proxy and/or voting instruction form. Non-registered shareholders should carefully follow all instructions provided by their intermediaries to ensure that their shares are voted at the Meeting.

To be valid, proxies must be submitted to Broadridge Investor Communications Corporation so that it arrives no later than 5:00 p.m. (Toronto time) on March 16, 2020 or, if the Meeting is adjourned or postponed, proxies must be deposited by not less than 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the time set for any reconvened meeting at which the proxy or instructions are to be used.

Holders of the Common Shares may vote on all matters to come before them at the Meeting online or you can appoint someone to attend the Meeting online and vote your Common Shares for you (called voting by proxy). Holders of Common Shares or duly appointed proxyholders can access the Meeting online by visiting www.virtualshareholdermeeting.com/SII2020. To participate in the Meeting, you will require the control number included on your form of proxy or on the instructions that accompany your proxy materials. Holders of Common Shares or duly appointed proxyholders may vote electronically during the Meeting. However, even if you plan to attend the Meeting online, the Corporation recommends that you vote your Common Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting. Voting by proxy can be completed electronically, or by returning the proxy card or voting instruction form. If you are attending the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 12:00 p.m. (Toronto time) on May 8, 2020, unless otherwise adjourned or postponed. Online check-in will begin thirty minutes prior to the Meeting. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please call 1-800-586-1548 (within Canada and the U.S.) or 303-562-9288 (International). Please log-on to the virtual meeting in advance to ensure that your vote will be counted.

The form of proxy or voting instruction form forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be:

(i)	voted FOR or WITHHELD from voting for the directors named in this Circular;

(ii)	voted FOR or WITHHELD from voting for the re-appointment of auditors and authorizing the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

(iii)	voted FOR or AGAINST the approval of the Common Share Consolidation Resolution (as defined below);

(iv)	voted FOR or AGAINST the approval of the 2020 Amended and Restated Stock Option Plan of the Corporation (the “Option Plan”);

(v)	voted FOR or AGAINST the approval of the 2020 Amended and Restated Employee Profit Sharing Plan of the Corporation (the “EPSP”); and

(vi)	voted FOR or AGAINST the approval of the 2020 Amended and Restated Equity Incentive Plan for U.S. Service Providers of the Corporation (the “EIP”).

The proxy must be signed by the holder of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.

Appointing a Proxyholder

The persons named in the form of proxy are officers of the Corporation and represent management. Each shareholder has the right to appoint a person other than the persons named in the form of proxy, who need not be a shareholder, to attend and act for him, her or it and on his, her or its behalf at the Meeting online.

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees identified in the form of proxy or voting instruction form as proxyholder. This information also applies to Non-Registered Holders who wish to appoint themselves as proxyholders to be able to vote at the Meeting. Failure to register as the proxyholder will result in the proxyholder attending the Meeting as a guest and not being able to vote on the matters before the Meeting.

Shareholders who wish to appoint themselves or a third party proxyholder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder by following the instructions provided by their financial intermediary.

If you are using the form of proxy or voting instruction form to designate a third party proxyholder or in the case of Non-Registered Holders, to appoint the non-registered shareholder as proxyholder, print the name of the designee or appointee in the space provided herein and provide a unique appointee identification number. This identification number can be alpha or numeric and must be 8 characters long. This number must be provided to the appointee to register at the Meeting online along with the exact registration name provided for the appointee. The appointee will require this information to access the Meeting.

Shareholders may choose to direct how their appointees shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless shareholders instruct otherwise, a third party proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the form of proxy or the Circular.

Revocation of Proxies

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

Non-Registered Holders should contact their Intermediary through which they hold their Common Shares and obtain instructions regarding the procedure for revocation of any voting or proxyholder instructions that he, she or it has previously provided to their Intermediary. Revocations must be deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of such direction, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As at the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their Common Shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners (“OBOs”).

The Corporation is not sending the Printed Materials directly to NOBOs in connection with the Meeting but rather has delivered copies of the Printed Materials to the Intermediaries for distribution to NOBOs. With respect to OBOs, in accordance with applicable securities law requirements, the Corporation has delivered copies of the Printed Materials to the clearing agencies and Intermediaries for distribution to OBOs. The Corporation intends to pay for Intermediaries to deliver the Printed Materials and Form 54-101F7 - Request for Voting Instructions made by Intermediary to Non-Registered Holders.

In many cases, Common Shares which are beneficially owned by a non-registered shareholder are registered in the name of a financial intermediary. Non-Registered Holders are able to vote at the Meeting by following the steps to appoint themselves as a proxyholder for the shares they hold in non-registered form. Non-Registered Holders that do not appoint themselves or someone else may also attend the Meeting online.

Registered and Non-Registered Holders should carefully follow the instructions on the form of proxy and voting instruction form, including those regarding when and where the form of proxy or voting instruction form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, of which 253,887,654 Common Shares were issued and outstanding as of the Record Date (as defined below).

The close of business on March 18, 2020 has been fixed as the record date (the “Record Date”) for the determination of shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof. The Corporation will prepare, or cause to be prepared, a list of shareholders (“Shareholders List”) entitled to receive notice of the Meeting not later than 10 days after the Record Date. At the Meeting, the holders of Common Shares shown on the Shareholders List will be entitled to one vote per Common Share shown opposite their names on the Shareholders List.

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the Meeting and for the adjournment of the Meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any Meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of the issued and outstanding Common Shares for the time being enjoying voting rights at such Meeting.

As of the date hereof, the only persons or companies known by the Corporation to own beneficially, or control or direct, directly or indirectly, more than 10% of the Common Shares are as follows:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Outstanding Common Shares
Arthur Richards Rule IV (1)	26,870,382	10.58%

Notes:

(1)	Arthur Richards Rule IV, a director of the Corporation, owns 299,167 Common Shares directly, owns or holds 26,464,845 Common Shares indirectly and exercises direction or control over 500 Common Shares on behalf of Ethan Lewis, 500 Common Shares on behalf of Nicholas Lewis, 340 Common Shares on behalf of Katherine Lewis, 15,000 Common Shares on behalf of the Lewis Family Trust, 60,000 Common Shares on behalf of the Young Marital Trust, and 30,030 Common Shares on behalf of Bonnie Rule. The information provided above is based on information obtained from Mr. Rule’s public filing made on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019, together with the auditors’ report thereon and the annual management’s discussion and analysis, will be presented to the shareholders at the Meeting for their consideration.

2.	Election of Directors

The Articles of the Corporation provide that the Board shall consist of a minimum of one and a maximum of ten directors. The Board has the authority to fix the number of directors within these limits. The Board has set the number of directors at six. Each nominee for election as a director is currently a director of the Corporation. The term of each of the Corporation’s present directors expires at the Meeting and each director elected at the Meeting will hold office until the next annual general meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Corporation’s by-laws or governing legislation.

The persons named in the form of proxy intend to vote “for” the election of each of the below-named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any of the nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy reserve the right to vote for another nominee in their discretion.

Shareholders can vote or withhold from voting on the election of each director on an individual basis. The Board has adopted a policy which requires voting with respect to the election of directors at any meeting of shareholders to be by individual nominee as opposed to by slate of directors, that is, shareholders will be asked to vote in favour of, or withhold from voting, separately for each nominee. See “Corporate Governance – Director Majority Voting Policy” below for information about the Director Majority Voting Policy.

Nominees

The following table sets out the name of each person proposed to be nominated for election as a director at the Meeting, all offices of the Corporation now held by such person, his or her principal occupation, the period of time for which he or she has been a director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person and the number of deferred share units (“DSUs”) held by such person as at the date hereof. Biographical information for each nominee is also provided below.

Name, Municipality and Country of Residence	Position(s) with the Corporation	Principal Occupation	Director Since	Common Shares beneficially owned, or controlled or directed, directly or indirectly(1)	DSUs(2)
Ronald Dewhurst(3) Victoria, Australia	Chairman	Corporate Director	2017	—	85,396
Peter Grosskopf Ontario, Canada(4)	Chief Executive Officer (“CEO”) and Director	CEO of the Corporation	2010	6,148,625	—
Sharon Ranson(5) Ontario, Canada	Director	President of The Ranson Group Inc. (executive coaching and consulting services firm)	2014	250,000	267,943
Graham Birch Dorset, England	Director	Corporate Director	2019	—	78,621
Arthur Richards Rule IV(6) California, United States	Director	President and CEO of Sprott U.S. Holdings Inc. (“Sprott US”)	2011	26,870,382	—
Rosemary Zigrossi(3)(5) Ontario, Canada	Director	President, Odaamis Inc. (consulting services firm)	2014	35,000	136,095

Notes:

(1)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(2)	For further information concerning the Corporation’s DSU Plan (as defined below), see “Director Attendance and Compensation - Deferred Share Unit Plan”.
(3)	Member of the Corporate Governance and Compensation Committee.
(4)	1,277,425 of such Common Shares have been designated for the account of Mr. Grosskopf under the EPSP (as defined below) and, as at the date hereof, 320,166 of such Common Shares designated under the EPSP have not yet vested.
(5)	Member of the Audit Committee (as defined below).
(6)	273,963 of such Common Shares have been designated for the account of Mr. Rule under the EIP (as defined below) and, as at the date hereof, all of these Common Shares designated under the EIP have vested.

Except as noted below, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

Ronald Dewhurst

Ron Dewhurst has spent 40 years spread across the investment banking and asset management industries. He has lived approximately half of his career outside his native Australia working in Hong Kong, the United Kingdom and the United States of America. Mr. Dewhurst has held leadership roles as CEO of Australian Investment Bank ANZ McCaughan Ltd., Managing Director of Australian asset manager IOOF Holdings Ltd., Head of Americas for J.P. Morgan Asset Management, and Executive Vice President and Head of Global Investment Managers for Legg Mason Inc. based in the U.S. Over the years, Ron has held a number of board roles including Australian United Investment Company, IOOF Holdings Ltd., Orchard Petroleum Ltd., Rhinomed Ltd., One Vue Holdings, The National Gallery of Victoria and The Breast Cancer Network of Australia.

Peter Grosskopf

Peter Grosskopf has more than 30 years of experience in the financial services industry. At Sprott, he is responsible for strategy and managing the firm’s private resource investment businesses. His career includes a long tenure in investment banking, where he managed many strategic and underwriting transactions for companies in a variety of sectors. Prior to joining Sprott, Mr. Grosskopf was President of Cormark Securities Inc. He has a track record of building and growing successful businesses including Newcrest Capital Inc. (as one of its co-founders) which was acquired by the TD Bank Financial Group in 2000. Mr. Grosskopf is a CFA® charterholder and earned an Honours Degree in Business Administration and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Sharon Ranson

Sharon Ranson is a corporate director and President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms. Ranson also currently serves as a director of Dorel Industries (TSX:DII.B) Fire and Flower Inc. (TSX:FAF), Spark Power Corp. (TSX: SPG) and the Toronto Investment Board. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in capital markets where she was a top ranked Financial Services Analyst and a senior Portfolio Manager. Ms. Ranson is an FCPA, FCA and holds the ICD.D designation. She graduated from Queen’s University with a Bachelor of Commerce and holds an MBA from York University.

Graham Birch

Dr. Graham Birch has spent over 35 years in the mining equity industries, including roles at Panmure Gordon, Kleinwort Benson Securities, Ord Minnett and Mercury Asset Management. Dr. Birch was the Managing Director and Head of the Natural Resources Investment Team at BlackRock in London until 2010. In addition, he has been a non-executive director at ETF Securities, and is currently a non-executive director of Hochschild Mining (LON:HOC). Dr. Birch has a PhD in Mining Geology from the Royal School of Mines, Imperial College London.

Arthur Richards Rule IV

Arthur Richards “Rick” Rule IV has over 44 years of experience in natural resource investing. He founded Global Resource Investments, Ltd. (now called Sprott Global Resources Investments, Ltd. (“SGRIL”)), a full service U.S. brokerage firm that specializes in natural resource companies, in 1993, Resource Capital Investment Corp. (“RCIC”), a manager of pooled investment vehicles that invest in natural resource companies, in 1998, and Terra Resource Investment Management (now Sprott Asset Management USA Inc. (“SAM USA”)), a registered investment advisor that provides segregated managed accounts, in 2006. At SGRIL, Mr. Rule leads a team that features professionals trained in resource related disciplines, such as geology and engineering, who work together to evaluate investment opportunities. Mr. Rule is the co-portfolio manager for the RCIC limited partnerships and also advises some of the SAM USA investment platforms. He is a leading American retail broker specializing in mining, energy, water utilities, forest products and agriculture.

Rosemary Zigrossi

Rosemary Zigrossi is a consultant to small to medium sized companies and serves as a corporate director. Prior to this, Ms. Zigrossi was a Director at Promontory Financial Group Canada (“Promontory”) and involved in advising clients in the asset management and banking industries in the area of risk management, regulatory compliance and governance. Prior to joining Promontory, Ms. Zigrossi was at the Ontario Teachers’ Pension Plan (“OTPP”) where she held various roles including Vice President, Asset Mix and Risk; Vice President, Venture Capital and Private Equity; and Controller. Prior to joining OTPP, Ms. Zigrossi was an Assistant Vice President at J.P. Morgan (Canada) and former auditor with KPMG. Ms. Zigrossi currently serves on the board of directors of Russell Investments Corporate Class Inc., and a member of the Capital Markets Advisory Committee of the IFRS. She is a former member of the board of the Business Development Bank of Canada, Canadian Venture Capital Association, McMichael Canadian Art Collection, a number of privately held companies and a publicly traded company. She is a past governor of Trent University and member of the Investment Committee of Sustainable Development Technology Corporation. Ms. Zigrossi is a Chartered Professional Accountant (CPA, CA) and Chartered Financial Analyst (CFA). She holds the ICD.D designation, graduated from the University of Toronto with a Bachelor of Commerce and attended the Harvard Business School’s Program for Management Development.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, CEO or Chief Financial Officer (“CFO”) of any company (including the Corporation) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Indemnification

No indemnification under section 136 of the Business Corporations Act (Ontario) (the “Act”) was paid or became payable in 2019.

3.	Appointment of Auditors

KPMG LLP was appointed as the Corporation’s auditors effective as of January 1, 2016. Management proposes to re-appoint KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5, as auditors of the Corporation and to authorize the Board to fix the auditors’ remuneration and terms of engagement.

In the absence of a contrary specification made in the form of proxy, the persons named in the form of proxy intend to vote “for” the re-appointment of KPMG LLP as auditors of the Corporation and to authorize the Board to fix their remuneration and terms of engagement.

4.	Approval of the Common Share Consolidation

Basis for Consolidation

The Board is of the opinion that, in the future, it may be in the best interests of the Corporation to have the authority to implement the Common Share Consolidation.

The Corporation regularly reviews whether seeking a listing on additional stock exchanges may be to the benefit of the Corporation. Having considered various stock exchanges, the Corporation has determined to commence the listing application process on the New York Stock Exchange (“NYSE”). The proposed Common Share Consolidation is designed to facilitate the Corporation’s potential listing on the NYSE.

Listing on a U.S. exchange has enabled some Toronto Stock Exchange (“TSX”) listed companies to expand their investor base, increase the liquidity of their equity securities and reduce their cost of capital. The Corporation anticipates that it may realize a number of benefits from an additional listing in the United States, including:

(i)	access to a larger domestic and global financial market;

(ii)	expanded exposure to additional investors;

(iii)	greater coverage by industry and financial analysts; and

(iv)	the ability to disclose the Corporation’s financial performance, business achievements and other important information to a larger audience.

The Corporation intends to file a listing application with the NYSE. Listing will be subject to the approval of the NYSE in accordance with its listing requirements, and there is no assurance that the NYSE will approve the listing application.

Shareholders are not being asked to approve the listing of the Common Shares on the NYSE. At the Meeting, shareholders will be asked to consider and approve, with or without modification, a special resolution authorizing the Common Share Consolidation. Although approval for the Common Share Consolidation is being sought at the Meeting and, if approved, the Board anticipates implementing the Common Share Consolidation promptly thereafter, such a Common Share Consolidation would ultimately become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such a Common Share Consolidation, including, but not limited to, proceeding in connection with a listing on the NYSE. The special resolution will also authorize the Board to elect not to proceed with, and abandon, the Common Share Consolidation at any time if it determines, in its sole discretion to do so. The Common Share Consolidation is subject to approval by the shareholders and acceptance by the TSX.

Risks Associated with the Common Share Consolidation

There is no assurance whatsoever that the Corporation will be successful at achieving a listing on the NYSE even if the proposed Common Share Consolidation is implemented. Nor is there any assurance that the market price of the consolidated Common Shares will increase as a result of the Common Share Consolidation. The marketability and trading liquidity of the consolidated shares of the Corporation may not improve. The Common Share Consolidation may result in some shareholders owning “odd lots” of less than 100 or 1,000 Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per Common Share to sell.

Principal Effects of the Common Share Consolidation

The Common Share Consolidation will not have a dilutive effect on the Corporation’s shareholders since each shareholder will hold the same percentage of Common Shares outstanding immediately following the Common Share Consolidation as such shareholder held immediately prior to the Common Share Consolidation. The Common Share Consolidation will not affect the relative voting and other rights that accompany the Common Shares.

If the Board decides to proceed with the Common Share Consolidation at the time they deem appropriate, the principal effects of the Common Share Consolidation include the following:

(a)	the fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued (recognizing that the Board may elect to consolidate on the basis of a lesser ratio that it deems appropriate);

(b)	based on the number of issued and outstanding Common Shares as at March 18, 2020, the current number of issued and outstanding Common Shares, being 253,887,654, would be reduced as follows:

Ratio	Number of Post-Consolidation Common Shares
2 for 1	126,943,827
3 for 1	84,629,218
4 for 1	63,471,913
5 for 1	50,777,530
6 for 1	42,314,609
7 for 1	36,269,664
8 for 1	31,735,956
9 for 1	28,209,739
10 for 1	25,388,765

(c)	the exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Corporation will be automatically adjusted based on the consolidation ratio selected by the Board; and

(d)	as the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Common Share Consolidation will not have any effect on the number of Common Shares of the Corporation available for issuance.

Effect on Fractional Shareholders

No fractional shares will be issued, and no cash consideration will be paid, if, as a result of the Common Share Consolidation, a shareholder would otherwise become entitled to a fractional Common Share. After the Common Share Consolidation, the then current shareholders of the Corporation will have no further interest in the Corporation with respect to their fractional Common Shares. This is not, however, the purpose for which the Corporation is effecting the Common Share Consolidation.

Effect on Share Certificates

If the Common Share Consolidation is approved by the shareholders and implemented by the Board, registered shareholders will be required to exchange their Common Share certificates representing pre-consolidation Common Shares for new Common Share certificates representing the post-consolidation Common Shares. Following the determination of the consolidation ratio by the Board and as soon as possible following the effective date of the Common Share Consolidation, registered shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, TSX Trust Company (the “Transfer Agent”). The letter of transmittal that contains instructions on how to surrender Common Share certificate(s) representing pre-consolidation Common Shares to the Transfer Agent. The Transfer Agent will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-consolidation Common Shares to which the shareholder is entitled. Until surrendered, each Common Share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Common Share Consolidation. Shareholders should not destroy any Common Share certificate(s) and should not submit any Common Share certificate(s) until requested to do so. The method of delivery of certificates representing Common Shares and the letter of transmittal and all other required documents will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to the Transfer Agent, at the address noted in the letter of transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

No new Common Share certificates will be issued to a shareholder until such shareholder has surrendered the corresponding “old” Common Share certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. Consequently, following the Common Share Consolidation, shareholders will need to surrender their old Common Share certificates before they will be able to sell or transfer their Common Shares. If an old Common Share certificate has any restrictive legends on the back thereof, the new Common Share certificate will be issued with the same restrictive legends, if any, that are on the back of the old Common Share certificate.

If the Common Share Consolidation is implemented by the Board, Intermediaries will be instructed to effect the Common Share Consolidation for Non-Registered Holders. However, such Intermediaries may have different procedures than registered shareholders for processing the Common Share Consolidation. If you hold your Common Shares with such an Intermediary and if you have any questions in this regard, the Corporation encourages you to contact your Intermediary.

Procedure for Implementing the Share Consolidation

If the special resolution is approved by the shareholders and the Board decides to implement the Common Share Consolidation, the Corporation will file Articles of Amendment pursuant to the Act to amend the articles of the Corporation. The Common Share Consolidation will become effective on the date shown in the Certificate of Amendment issued pursuant to the Act.

In order to complete the Common Share Consolidation, regulatory approval from the TSX will be required and temporary suspension of trading of the Common Shares may take place. If the Common Share Consolidation is approved, no further action on the part of the shareholders will be required in order for the Board to implement the Common Share Consolidation.

Dissent Rights

Under the Act, shareholders do not have dissent and appraisal rights with respect to the proposed Common Share Consolidation.

Special Resolution

Pursuant to the Act, a share consolidation requires approval of the shareholders by way of a special resolution, being a resolution passed by not less than two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting. The text of the special resolution to be voted on at the Meeting by the shareholders is set forth below (the “Common Share Consolidation Resolution”):

“RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the articles of the Corporation be amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares of the Corporation on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares of the Corporation or for such other lesser whole or fractional number of existing Common Shares that the directors, in their sole discretion, determine to be appropriate (the “Common Share Consolidation”), and in the event that the Common Share Consolidation would otherwise result in a holder of Common Shares holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares or any cash consideration for each such fraction, such amendment to become effective at a date in the future to be determined by the board of directors of the Corporation (the “Board”).

2.	any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Business Corporations Act (Ontario) at such time as the Board determines to implement the Common Share Consolidation.

3.	notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Corporation, the directors of the Corporation are hereby authorized in their sole discretion to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Corporation.

4.	any one director or officer of the Corporation be and the same is hereby authorized, for and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The Board recommends a vote “for” the Common Share Consolidation Resolution. Unless the shareholder who has given such proxy has directed that the shares be voted “against” the Common Share Consolidation Resolution, the persons named by management of the Corporation in the form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled “for” the Common Share Consolidation Resolution.

5.	Approval of the 2020 Amended and Restated Stock Option Plan

A summary of the material terms and conditions of the Option Plan are described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan”. Pursuant to the Option Plan, when options to acquire Common Shares (each an “Option”) have been granted, Common Shares reserved for issuance under an outstanding Option are referred to as allocated Options.

The Option Plan is a “rolling plan” that provides that the maximum number of Common Shares from treasury that may be granted under the Option Plan and all other securities based compensation arrangements (including the EPSP and the EIP) shall not exceed 10% of the issued and outstanding Common Shares at the time of an Option grant. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Option Plan will increase accordingly. In accordance with the policies of the Toronto Stock Exchange (the “TSX”), every three years after institution, all unallocated options, rights or other entitlements with respect to treasury issuances under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by: (i) the Board; and (ii) a majority of an issuer’s security holders.

On March 23, 2020, the Board approved the Option Plan which included the following amendments to the 2017 amended and restated stock option plan: (i) adding language that provides that the Corporation shall abide by the regulatory requirements of an additional stock exchange in the event that the Corporation lists its Common Shares on another stock exchange; and (ii) providing for a ten year term limit for stock options granted under the Option Plan.

The amendments described above are intended as a summary only and are qualified in their entirety by reference to the Option Plan which is attached as Schedule B hereto.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “Option Plan Resolution”) to approve, confirm and ratify the Option Plan.

The text of the Option Plan Resolution is as follows:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Option Plan, attached as Schedule B to this Circular, which plan was approved by the Board on March 23, 2020, is hereby approved, confirmed and ratified in replacement of the 2017 amended and restated stock option plan.

2.	The Corporation shall have the ability to continue granting options under the Option Plan until May 8, 2023, which is three years from the date of the meeting at which approval of the shareholders of the Corporation is being sought.

3.	Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

Unless otherwise specified, the persons named in the form of proxy intend to vote “for” the Option Plan Resolution. Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.

6.	Approval of the 2020 Amended and Restated Employee Profit Sharing Plan

The EPSP is described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - EPSP”.

Similar to the Option Plan, the EPSP is a “rolling plan” that provides that the maximum number of Common Shares from treasury that may be granted under the EPSP and all other securities based compensation arrangements (including the Option Plan and the EIP) shall not exceed 10% of the issued and outstanding Common Shares at the time of an EPSP grant. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the EPSP will increase accordingly. In addition to the foregoing, Common Shares may be purchased on the open market by the independent trustee(s) under the EPSP (the “Trustee”) on behalf of the EPSP members (the “Members”). The Trustee may also purchase Common Shares from Eric S. Sprott (who is not entitled to be a Member under the EPSP) at a price equal to the market price for such shares and in compliance with applicable securities laws and the rules of the TSX. If Common Shares have been distributed under the EPSP or the Member’s entitlement to benefits expires, terminates or is canceled for any reason in accordance with the terms of the EPSP, the Common Shares subject thereto shall again be available for the purpose of the EPSP. Since the EPSP does not have a fixed maximum aggregate of securities issuable, all unallocated options, rights or other entitlements with respect to treasury issuances thereunder must be approved by: (i) the Board; and (ii) a majority of its security holders, every three years after institution.

On March 23, 2020, the Board approved the EPSP which amended the 2011 Employee Profit Sharing Plan by providing for a ten year term limit for Common Shares issued pursuant to the EPSP. A complete copy of the EPSP is attached as Schedule C hereto.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “EPSP Resolution”) to approve, confirm and ratify the EPSP Resolution.

The text of the EPSP Resolution is as follows:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The 2020 amended and restated Employee Profit Sharing Plan (the “EPSP”) , attached as Schedule C to this Circular, which plan was approved by the Board on March 23, 2020, is hereby approved, confirmed and ratified in replacement of the 2011 Employee Profit Sharing Plan.

2.	The Corporation shall have the ability to continue granting benefits under the EPSP until May 8, 2023, which is three years from the date of the meeting at which approval of the shareholders of the Corporation is being sought.

3.	Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

Unless otherwise specified, the persons named in the form of proxy intend to vote “for” the EPSP Resolution. Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.

7.	Approval of the 2020 Amended and Restated Equity Incentive Plan for U.S. Service Providers

The EIP is described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - EIP”.

Similar to the Option Plan and the EPSP, the aggregate number of Common Shares from treasury that may be granted under the EIP and under all other securities based compensation arrangements (including the Option Plan and the EPSP) shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant. As a result, if the Corporation issues additional Common Shares in the future, the number of Common Shares issuable under the Corporation’s securities based compensation arrangements will increase accordingly. Common Shares may also be purchased on the open market for distribution under the EIP. If Common Shares have been distributed under the EIP or the grantee’s entitlement to benefits shall expire, terminate or be canceled for any reason in accordance with the terms of the EIP, the Common Shares subject thereto shall again be available for the purpose of the EIP.

Since the EIP does not have a fixed maximum aggregate of securities issuable, all unallocated options, rights or other entitlements with respect to treasury issuances thereunder must be approved by: (i) the Board; and (ii) a majority of its security holders, every three years after institution.

On March 23, 2020, the Board approved the EIP which amended the 2011 Equity Incentive Plan for U.S. Service Providers by adding language that provides that the Corporation shall abide by the regulatory requirements of an additional stock exchange in the event the Corporation lists its Common Shares on another stock exchange. A complete copy of the EIP is attached as Schedule D hereto.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “EIP Resolution”) to approve, confirm and ratify the EIP Resolution.

The text of the EIP Resolution is as follows:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The 2020 Equity Incentive Plan for U.S. Service Providers (the “EIP”), attached as Schedule D to this Circular, which plan was approved by the Board on March 23, 2020, is hereby approved, confirmed and ratified in replacement of the 2011 Equity Incentive Plan for U.S. Service Providers.

2.	The Corporation shall have the ability to continue granting awards under the EIP until May 8, 2023, which is three years from the date of the meeting at which approval of the shareholders of the Corporation is being sought.

3.	Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

Unless otherwise specified, the persons named in the form of proxy intend to vote “for” the EIP Resolution. Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.

CORPORATE GOVERNANCE

Board of Directors

The Board is currently comprised of six directors, the majority of whom are independent directors. The following are the Corporation’s independent directors: Ronald Dewhurst, Sharon Ranson, Graham Birch and Rosemary Zigrossi. The following directors are not independent: Peter Grosskopf (who is CEO of the Corporation, CEO of Sprott Capital Partners LP and is a Managing Partner at SRLC); and Arthur Richards Rule IV (who is President and CEO of Sprott US, a wholly-owned subsidiary of the Corporation, Co-Portfolio Manager of the RCIC limited partnerships and advisor on some of SAM USA’s investment platforms).

As noted above, the Chair of the Board is Ronald Dewhurst, an independent director who has served on the Board since January 9, 2017. The Chair of the Board is responsible for overseeing the performance by the Board of its duties, communicating periodically with committee chairs regarding the activities of their respective committees, and ensuring the Board functions in a cohesive manner and providing the leadership essential to achieve this.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Rather, a portion of each meeting is set aside for meetings of the independent directors, if requested. During the course of a Board meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors will request that members of management leave the meeting, and the independent directors then meet in camera. The independent directors communicate with each other on an informal basis throughout the year. At each of its meetings, the Audit and Risk Management Committee (the “Audit Committee”) members (who are all independent directors) meet without members of management in attendance.

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its two standing committees: the Audit Committee and the Corporate Governance and Compensation Committee (the “CGC Committee”). In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.

Certain of the directors are also directors (or equivalent) of other reporting issuers as set forth below:

Name	Reporting Issuer
Peter Grosskopf	Kirkland Lake Gold Ltd. and Alaris Royalty Corp.
Sharon Ranson	Dorel Industries Inc.; Fire and Flower Inc. and Spark Power Corp.
Graham Birch	Hochschild Mining
Arthur Richards Rule IV	Sprott Resource Holdings Inc.

Board Mandate

The Board has adopted a written mandate that acknowledges its responsibility for the stewardship of the business and affairs of the Corporation. The Board reviews and assesses the adequacy of the Board mandate at least annually or otherwise, as it deems appropriate, and makes any necessary changes. A copy of this mandate is attached to this Circular as Schedule A.

Position Descriptions

The Board is responsible for: (i) developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO of the Corporation, the CEO of the Corporation (which includes delineating management’s responsibilities); (ii) developing and approving the corporate goals and objectives that the CEO of the Corporation is responsible for meeting; and (iii) developing a description of the expectations and responsibilities of the Corporation’s directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

The Board has developed written position descriptions for the Chair, the lead director and the chair of each Board committee. In addition, the Board has developed a written position description for the CEO which delineates the role and responsibilities of such officer. The CEO is specifically charged with the responsibility of managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board.

Orientation and Continuing Education

The Board is responsible for: (i) ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and (ii) providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current. Each member of the Board is provided with copies of all of the mandates of the Board (and its committees) as well as all governance-related policies of the Corporation. In order to provide members of the Board with a more comprehensive understanding of the operations of the group, each senior portfolio manager and other senior executives are provided with an opportunity to present to the Board at a regularly scheduled meeting. Board members are also encouraged to contact the CEO, the CFO or the General Counsel of the Corporation should they have any specific questions or concerns.

The Board does not have a formal continuing education program for its directors. All directors are encouraged to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each current member of the Board is an experienced director who is aware of his or her responsibility to maintain the skill and knowledge necessary to meet his or her obligations as a director. Directors have the resources to engage outside consultants to review matters on which they feel they require independent advice.

Ethical Business Conduct

The Board has approved policies and procedures (collectively, the “Policies”) designed to ensure that the Corporation operates with the highest ethical and moral standards “best practices”, including the Code of Business Conduct and Ethics (the “Code”) which is available on SEDAR at www.sedar.com and on the Corporation’s website at www.sprott.com/investor-relations/corporate-governance/. The Board is ultimately responsible for the implementation and administration of the Code and has designated the General Counsel and Corporate Secretary as well as the CFO of the Corporation for the day-to-day implementation and administration of the Code. The Policies include (i) a whistleblower policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with all applicable legal and regulatory requirements relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against the Corporation and its shareholders; and (ii) an insider trading policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with, or do not violate, insider trading obligations or restrictions under applicable securities laws. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct. Sprott Asset Management LP (“SAM”), Sprott Capital Partners LP (“SCP”), SAM USA and SGRIL also have written policies and procedures that establish strict rules for professional conduct and management of conflicts of interest. Where a director or executive officer of the Corporation has a material interest in a transaction or agreement under consideration by the Corporation, such director or executive officer must declare his or her interest and, in the case of a director, recuse himself or herself from deliberations and voting on the matter in compliance with the Act.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board is responsible for: (i) considering what competencies and skills the Board, as a whole, should possess; (ii) assessing what competencies and skills each existing director possesses; and (iii) considering the appropriate size of the Board, with a view to facilitating effective decision making, all with regard to their Diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. Diversity includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise. See also “Corporate Governance - Diversity on the Board and in Executive Officer Positions” below. The Board will also consider the advice and input of the CGC Committee.

The CGC Committee is responsible for establishing and recommending to the Board qualification criteria for the selection of new directors to serve on the Board and for implementing a procedure to reasonably identify, with as much advance notice as practicable, impending vacancies on the Board, so as to allow sufficient time for recruitment and introduction of proposed nominees to existing members of the Board. The CGC Committee works with the Chair of the Board to identify and recommend individuals qualified to become Board members, consistent with the Corporation’s Diversity Policy and criteria approved by the Board. See “Corporate Governance - Diversity on the Board and in Executive Officer Positions” below for further details regarding the Corporation’s Diversity Policy. See “Corporate Governance - Corporate Governance and Compensation Committee” below for further details regarding the CGC Committee, including its members and responsibilities.

Advance Notice Requirement

The Corporation’s by-laws provide for advance notice of nominations of directors in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a requisition to call a meeting of shareholders made pursuant to the provisions of the Act; or (b) a shareholder proposal made pursuant to the provisions of the Act (collectively, the “Advance Notice Requirement”).

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, notice to the Corporation must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice Requirement must be given not later than the close of business on the 15th day following the notice date. However, if the Corporation relies on the Notice-and-Access Provisions for the delivery of proxy-related materials for an annual general or special meeting and the initial public announcement is not less than 50 days before the date of the meeting, notice must be made not less than 40 days prior to the date of the meeting. The Board may, in its discretion, waive any requirement of the Advance Notice Requirement. A copy of the Corporation’s by-laws is available under its profile on SEDAR at www.sedar.com and on the Corporation’s website at www.sprott.com/investor-relations/corporate-governance/.

Director Majority Voting Policy

On March 25, 2014, the Board adopted a majority voting policy (the “Majority Voting Policy”) effective July 1, 2014 and amended on March 1, 2017 and March 6, 2018. A nominee who does not receive the support of at least a majority of the votes cast at the meeting in his or her favour must immediately tender his or her resignation to the Chair of the Board for the consideration by the CGC Committee of the Board. The CGC Committee shall consider the resignation offer and shall recommend to the Board whether or not to accept it. Unless extenuating circumstances apply, the CGC Committee shall be expected to accept the resignation. The Board shall act on the CGC Committee’s recommendation within 90 days of the date of the shareholders’ meeting at which the election occurred. The Board shall be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board. Following the Board’s decision on the resignation, the Board will promptly disclose, by way of a press release, its decision (together with an explanation of the process by which the decision was made and, if applicable, the reason(s) for rejecting the tendered resignation). The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on the Corporation’s website at www.sprott.com/investor-relations/corporate-governance/.

Board Evaluation

The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. These assessments consider, in the case of the Board or a committee thereof, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board. The Chair of the CGC Committee canvasses the directors individually for both self-assessment and assessment of the Board as a whole. Such findings are aggregated and reported to the CGC Committee and the Board, along with any recommendations which may arise.

Audit and Risk Management Committee

The Board has established an Audit Committee that is currently comprised of Sharon Ranson (Chair), Rosemary Zigrossi and Graham Birch. All members of the Audit Committee are independent and non-executive directors of the Corporation and meet the independence and financial literacy requirements of National Instrument 52-110 - Audit Committees (“NI 52-110”). See “Particulars of Matters to be Acted Upon - Election of Directors” for a biographical description of each member of the Audit Committee. It is anticipated that Ms. Ranson will be re-appointed Chair of the Audit Committee if she is elected a director and Ms. Zigrossi and Mr. Birch will be appointed members of the Audit Committee if they are elected as directors.

For further information regarding the Audit Committee, see the section entitled “Audit and Risk Management Committee Information” in the Corporation’s Annual Information Form for the financial year ended December 31, 2019 (the “AIF”) as well as Appendix A to the AIF (collectively, the “AIF Audit Committee Disclosure”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Circular. The AIF is available on SEDAR at www.sedar.com. The Corporation will, upon request at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Attention Chief Financial Officer, promptly provide a copy of the AIF free of charge to any securityholder of the Corporation.

Corporate Governance and Compensation Committee

The Board has established a CGC Committee comprised of Ronald Dewhurst (Chair), Sharon Ranson and Rosemary Zigrossi, all of whom are independent directors within the meaning of Section 1.4 of NI 52-110. The CGC Committee previously operated as two separate committees: the Human Resource and Compensation Committee and the Corporate Governance and Nominating Committee. On March 6, 2018, the Board resolved to combine these two committees and form the CGC Committee. It is anticipated that Mr. Dewhurst will be re-appointed Chair of the CGC Committee if he is elected a director and Ms. Ranson and Ms. Zigrossi will be appointed members of the CGC Committee if they are elected as directors. All members of the CGC Committee have direct experience that is relevant in their responsibilities in executive compensation.

The overall purpose of the CGC Committee is to assist the Board (i) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (ii) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation; and (iii) in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

Corporate governance responsibilities include reviewing the mandates of the Board and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; recommending new candidates for Board membership, making recommendations to the Board regarding the size and composition of the Board and qualification criteria for the selection of new Board members and ensuring that appropriate orientation and education programs are available for new Board members; reviewing annually the membership and chairs of all committees of the Board; and reviewing annually and recommending retainers and fees paid to Board members. Human resources and compensation responsibilities include recommending to the Board candidates for CEO, President and all other senior management positions and approving the terms of their appointment and termination or retirement; reviewing succession planning programs for the CEO, President and all other senior management and specific career planning for potential successors; reviewing, in consultation with the Chair of the Board, and recommending to the Board for approval, the remuneration of the Corporation’s CEO and other senior executive officers; reviewing and recommending to the Board for approval, on an annual basis, the corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; reviewing and, if advisable, approving compensation for any newly hired individual whose total annual compensation (including salary, bonus and any other incentive compensation) exceeds $1 million; and determining (or delegating the authority to determine) and recommending to the Board for approval awards of Options under the Option Plan as well as awards under the EPSP and EIP, respectively. See also “Executive Compensation - Compensation Discussion and Analysis - Executive Compensation Governance Compensation Process”.

Director Term Limits and Other Mechanisms of Board Renewal

Two of the six current directors were elected or appointed within the past one to four years. The Corporation has not adopted term limits for members of the Board, but facilitates Board renewal by reviewing and evaluating the performance and independence of directors and committees annually and seeks to foster a balance between new perspectives and the experience of seasoned Board members. The Corporation believes a policy imposing a term limit or an arbitrary retirement age would discount the value of experience and unnecessarily deprive the Corporation of the contribution by directors who have developed a deep knowledge of the Corporation over time.

Diversity on the Board and in Executive Officer Positions

The Board has adopted a written diversity policy (the “Diversity Policy”), which recognizes the Corporation’s commitment to a merit-based system for the composition of its Board and senior management, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination.

The Corporation recognizes and embraces the benefits of having diversity on the Board and in senior management. Diversity is important to ensure that members of the Board and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Corporation’s objectives and deliver for its stakeholders. The Corporation believes that diversity mitigates the risk of group think, ensures that the Corporation has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.

It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Board. In reviewing Board composition and identifying suitable candidates for Board appointment or nomination for election to the Board, candidates will be selected based on merit and against objective criteria. Accordingly, the Corporation does not have a formal target regarding women on the Board, but due regard will be given within the appointment or nomination process to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the appropriate competencies and skills can play in contributing to diversity of perspective in the boardroom. Although the Corporation does not have a formal target regarding women on the Board, the selection process for new Board nominees involves ensuring at least one female candidate is included on the short-list identifying potential Board nominees. If, at the end of the selection process, no female candidates are selected, the Board must be satisfied that there are objective reasons to support this determination.

Upon adoption of the Corporation’s diversity policy and currently, the Board includes two female members, representing approximately 33% of the Board.

It is also an objective of the Corporation’s diversity policy that diversity be considered in connection with succession planning and the appointment of members of the Corporation’s senior management. The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the appropriate competencies and skills can play in contributing to diversity of perspective in senior management positions. The Corporation does not have a formal target regarding women in executive positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates. However, in order to promote the specific objective of gender diversity in senior management, the Corporation: (i) continues to implement policies which address impediments to gender diversity in the workplace and review their availability and utilization; (ii) proactively identifies high-potential women for leadership training programs and encourages them to apply for more senior roles; (iii) has developed flexible scheduling programs and other family friendly policies for mid-career women to assist with recruitment and retention; (iv) regularly reviews the proportion (in percentage terms) of persons at all levels of the Corporation who are women; (v) monitors effectiveness of, and continues to expand on, existing initiatives designed to identify, support and develop talented women with senior management potential; and (vi) continues to identify new ways to entrench diversity as a cultural priority across the Corporation.

Female representation in senior management at the Corporation includes the CFO of SAM, SRLC and SCP and the Managing Director, Marketing, representing approximately 11% of senior management. Other senior positions are occupied by members of visible minorities.

DIRECTOR ATTENDANCE AND COMPENSATION

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The Board met formally six times during 2019 and once since the end of 2019. The attendance record of each director for all Board and committee meetings held since January 1, 2019 is as follows:

Name of Director	Board Meetings (Attended/Held)(1)	Audit Committee Meetings (Attended/Held)(2)	CGC Committee Meetings (Attended/Held) (3)
Ronald Dewhurst(4)	7/7	3/3	6/6
Peter Grosskopf	7/7	—	—
Sharon Ranson(5)	7/7	5/5	3/3
Arthur Richards Rule IV	7/7	—	—
Rosemary Zigrossi	7/7	5/5	6/6
Jack C. Lee(6)	3/3	2/2	3/3
Graham Birch (7)	1/1	—	—

Notes:

(1)	Includes Board meetings held on February 27, 2020
(2)	Includes an Audit Committee meeting held on February 27, 2020
(3)	Includes a CGC Committee meeting held on February 27, 2020
(4)	Mr. Dewhurst joined the Audit and Risk Management Committee effective May 10, 2019
(5)	Ms. Ranson joined the CGC Committee effective May 10, 2019
(6)	Mr. Lee did not stand for re-election and accordingly ceased to be a director for the Corporation on May 10, 2019
(7)	Dr. Birch was appointed to the Board on November 25, 2019

Director Compensation Table

The following table shows all compensation (before taxes and other statutory withholdings) provided to the directors of the Corporation (other than the directors who were also Named Executive Officers (“NEOs”) and for whom information is shown in the tables for NEOs below) for the year ended December 31, 2019.

Name(1)	Fees Earned ($)(2)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Pension value ($)	Total ($)
Jack C. Lee(3)	71,978	—	—	—	—	—	71,978
Sharon Ranson	150,000	—	—	—	—	—	150,000
Ronald Dewhurst	210,934	—	—	—	—	—	210,934
Rosemary Zigrossi	110,000	—	—	—	—	—	110,000
Graham Birch(4)	11,151	209,250	—	—	—	—	220,401

Notes:

(1)	Peter Grosskopf, CEO of the Corporation and CEO of SRLC, and Arthur Richards Rule IV, President and CEO of Sprott US, are also directors of the Corporation. Mr. Grosskopf’s compensation in respect of the Corporation is fully disclosed in the Summary Compensation Table below dealing with the compensation of NEOs. Mr. Grosskopf and Mr. Rule did not receive any additional compensation from the Corporation for their services as directors of the Corporation.
(2)	As noted below, each eligible director shall have the right, but not the obligation, to elect once each calendar year to receive all or 50% of such director’s annual retainer for the immediately succeeding year in the form of DSUs. Mr. Birch elected to receive all of his directors fees earned for the year ended December 31, 2019 in the form of DSUs. Mr. Lee, Mr. Dewhurst, Ms. Ranson and Ms. Zigrossi each elected to receive all of their director fees earned for the year ended December 31, 2019 in cash. A portion of the director fees earned in DSUs during the year ended December 31, 2019 were granted on January 15, 2020.
(3)	Mr. Lee did not stand for re-election and accordingly ceased to be a director for the Corporation on May 10, 2019
(4)	Dr. Birch was appointed to the Board on November 25, 2019

Fees and Retainers

Each independent member of the Board is paid such remuneration for his or her services as the Board may, from time to time determine. In addition, the Chair of the CGC Committee is authorized to approve the grant of 75,000 DSUs to each new non-executive director of the Corporation upon his or her election or appointment to the Board.

Effective following the Corporation’s annual shareholders meeting on May 12, 2017, meeting attendance fees were eliminated and the Board revised the compensation payable to independent directors of the Corporation for serving as directors of the Corporation as follows:

Annual Retainer	Fees Earned
Board Members
Board Chair	$200,000
Independent Director	$110,000
Additional Retainer for Committee Positions
Chair of the Audit Committee	$40,000
Chair of the CGC Committee	$40,000
Expenses
Reimbursement for out-of-pocket expenses for attending Board or committee meetings in person

Deferred Share Unit Plan

In May 2012, the Corporation established the deferred share unit plan (the “DSU Plan”) for the independent directors of the Corporation. The purpose of the DSU Plan is to advance the interests of the Corporation by: (i) providing additional incentives to eligible directors, as determined by the Board, by aligning their interests with those of the Corporation’s shareholders; and (ii) promoting the success of the Corporation’s business.

The Board designates the number of DSUs granted. The issue price for each DSU is the Market Price of the Common Shares calculated as of the date of the award. “Market Price” for the purpose of the DSU Plan means the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the relevant date. In the event that the Common Shares are not then listed and posted for trading on any exchange, the Market Price in respect thereof is the fair market value of the Common Shares as determined by the reasonable application by the Board of a reasonable valuation method.

Each eligible director shall have the right, but not the obligation, to elect once each calendar year to receive all or 50% of such director’s annual retainer for the immediately succeeding year in the form of DSUs. If an eligible director does not make an election for all or part of a year, all of such director’s annual retainer for the year is paid in cash.

A participant’s account is credited with dividend equivalents in the form of additional DSUs on each dividend payment date in respect of which ordinary course cash dividends are paid on the Common Shares.

All DSUs awarded pursuant to the DSU Plan are settled in cash. Participants are entitled to payment when he or she ceases to be an eligible director of the Corporation.

The Corporation’s annual “burn rate” for shares granted under the DSU Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.09% in fiscal 2017, 0.05% in fiscal 2018 and 0.04% in fiscal 2019.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each director (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) outstanding at December 31, 2019, including awards granted before the financial year ended December 31, 2019. During the financial year ended December 31, 2019, the directors earned 3,621 DSUs in director fees and were granted no option-based awards. The directors were also granted 75,000 DSUs and earned 21,641 DSUs in dividend income during the financial year ended December 31, 2019 from prior DSU grants.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid or distributed ($)(2)
Ronald Dewhurst	—	—	—	—	—	—	254,480
Sharon Ranson	—	—	—	—	—	—	798,470
Graham Birch(3)	—	—	—	—	75,000	223,500	10,791
Rosemary Zigrossi	—	—	—	—	—	—	405,563
Jack C. Lee(4)	50,000	6.60	November 9, 2020	—	—	—	—

Notes:

(1)	Based on the December 31, 2019 TSX closing price of $2.98 per Common Share.
(2)	Valued as at December 31, 2019. Although DSUs vest immediately upon being awarded, they cannot be paid out until 30 days following the date on which an independent director ceases to be independent of the Corporation, as determined in accordance with Section 1.4 of NI 52-110.
(3)	Includes $11,151 of DSUs earned in director fees in the year ended December 31, 2019 but not granted until January 15, 2020.
(4)	Mr. Lee did not stand for re-election. Mr. Lee was paid out all of his 371,362 DSUs earned from previous years in the amount of $1,114,086 on May 15, 2019.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each of the Corporation’s directors (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) for the financial year ended December 31, 2019.

Name	Option-based awards - value vested during the year ($)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
Ronald Dewhurst	—	74,517 (1)	—
Sharon Ranson	—	31,412 (2)	—
Graham Birch	—	11,151 (3)	—
Rosemary Zigrossi	—	15,955 (4)	—
Jack C. Lee	—	11,036 (5)	—

Notes:

(1)	Includes $64,500 of DSUs in special grants and $10,017 of DSUs earned in dividend income during the year ended December 31, 2019 from prior DSU grants.
(2)	Includes $31,412 of DSUs earned in dividend income during the year ended December 31, 2019 from prior DSU grants.
(3)	Includes $11,151 of DSUs in director fees during the year ended December 31, 2019 from prior DSU grants. All DSUs were earned in director fees in the year ended December 31, 2019 but were not granted until January 15, 2020.
(4)	Includes $15,955 of DSUs earned in dividend income during the year ended December 31, 2019 from prior DSU grants.
(5)	Includes $11,036 of DSUs earned in dividend income during the year ended December 31, 2019 from prior DSU grants. Mr. Lee did not stand for re-election and resigned from the Board on May 10, 2019.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

The following is an overview of our executive compensation policy and programs, and focuses on the following five named executive officers, or NEOs, of the Corporation and its subsidiaries for the year ended December 31, 2019:

Executive	Position
Peter Grosskopf	Chief Executive Officer of the Corporation and Managing Director of Sprott Resource Lending
Kevin Hibbert	Senior Managing Director and Chief Financial Officer of the Corporation and Co-Head of the Enterprise Shared Services Group
Tim Sorensen(1)	Managing Director of the Corporation and Chief Executive Officer of Sprott Capital Partners LP
John Ciampaglia	Senior Managing Director of the Corporation and Chief Executive Officer of Sprott Asset Management
Edward Coyne	Senior Managing Director and Head of Global Sales of the Corporation

Notes:

(1)	Mr. Sorensen stepped down effective January 2020.

Objectives of the Corporation’s Compensation Programs

Sprott has a number of diverse business activities, with distinct talent pools from which we hire. In order to ensure our compensation programs can attract, retain and motivate the best professionals in the marketplace, our compensation programs are tailored to the individual business units we operate; we have deliberately not adopted a “one size fits all” approach to compensation across our various divisions.

For each of our business units, we approach compensation as follows:

•	As the Corporation has grown, we have developed a core team of professionals who provide services to some or all of the operating entities within the Sprott group of companies. These “shared services” employees are rewarded by reference to the overall success of the Corporation, with a focus on their individual contributions and the external competitive environment.

•	SAM’s strategy has been to selectively hire “best in class” portfolio managers and analysts supported by sales, trading, operations, finance and compliance personnel. We seek to align the interests of our key personnel, including the CEO of SAM, with those of the investors in the investment funds that SAM manages and, in turn, the shareholders of the Corporation. SAM’s portfolio managers earn variable compensation as part of Pool 1.

•	SCP is engaged in two lines of business: (1) a merchant banking and investment banking business; and (2) investment management and administrative services to high net worth individuals and institutions. Employees of SCP engaged in merchant and investment banking are compensated primarily via a percentage of the commissions and advisory fees generated from corporate finance and advisory mandates completed. Employees of SCP engaged in investment management and administrative services are primarily compensated via a percentage of the commissions on the sale and purchase of securities on behalf of their clients. Additional variable compensation may be earned based on overall results of SCP.

•	At SGRIL and SAM USA, investment advisors are compensated primarily via a percentage of the commissions generated from the sale and purchase of securities on behalf of their clients, a fee based on the client assets they manage and a percentage of the commissions and advisory fees generated from corporate finance and advisory mandates completed. They may earn additional variable compensation based on overall corporate results.

•	At RCIC, variable compensation for senior investment employees is largely related to the earnings and performance of the funds that they manage, thereby closely aligning investment management’s interests with those of the investors in the investment funds that RCIC manages and, in turn, the shareholders of the Corporation.

Within our core competencies, we compete for a broad range of talent across the investment management, private equity and investment banking industries. As a result, we continuously review our compensation practices to ensure we provide competitive compensation for all employees, including the NEOs. Given competition to attract and retain high performing executives and professionals in the financial services industry is intense, the amount of total compensation paid to our executives must be considered in light of competitive compensation levels. When hiring new employees, compensation packages are structured so as to attract and retain such personnel. Compensation is tailored to the particular circumstances. While there are no directly comparable publicly listed companies in Canada, in 2015, with the assistance of Hugessen Consulting Inc. (“Hugessen”), a Canadian-based compensation consulting firm, we identified a “reference group” of companies against which to “benchmark” executive compensation at the Corporation. The reference group was selected based on criteria including geography, exchange-listing, asset management industry and market capitalization. Seven issuers were identified by Hugessen as public comparators: AGF Management Limited (TSX:AGF.B), Dundee Corporation (TSX:DC.A), Gluskin Sheff + Associates, Inc. (TSX:GS), Fiera Capital Corporation (TSX:FSZ), Tricon Capital Group Inc. (TSX:TCN), Guardian Capital Group Ltd. (TSX:GCG) and Senvest Capital Inc. (TSX:SEC), which group we believe remains the most relevant to us and provides some benchmark information to the CGC Committee.

We aim to pay competitive salaries but, in most cases, place a significant emphasis on variable compensation in order to align executive compensation with the financial performance of the Corporation and with long-term shareholder returns. In 2011, we implemented a deferred compensation element through the introduction of the EPSP (currently for Canadian employees) and the EIP (currently for U.S. employees). See “Securities Authorized for Issuance Under Equity Compensation Plans”.

In 2017, a new compensation program was designed to address two key objectives: (i) the transition of share ownership from the founder, Eric Sprott, to the next generation of management and leaders tasked with driving the Corporation forward; and (ii) to better align executive and key employee interest with those of our shareholders on a more meaningful basis. As part of the implementation process, new employment agreements were entered into with certain senior executives and key employees (collectively, the “LTIP Participants”).

Elements of Compensation

The key elements of the compensation arrangements of our executive officers, investment professionals and other key employees are set out below.

The Corporation’s compensation structure has, in the past, followed the tradition of a competitive base salary and greater participation in the profits of the Corporation primarily through cash bonuses as well as participation in the Option Plan, EPSP or EIP. There were a few exceptions to that model for certain key hires. In those exceptional circumstances and in order to attract them to the Corporation, compensation levels were guaranteed for a specified period (not to exceed two years). Those compensation structures were reviewed at the end of the specified periods and converted to the general corporate policy of competitive base pay and variable pay dependent upon long-term financial and personal performance.

Base Salary and Benefits

The base salary is the fixed portion of each NEO’s total compensation. It is designed to provide income certainty. In determining the base level of compensation for the Corporation’s executives, weight is placed on the following factors: the particular responsibilities related to the position, salaries or fees paid by companies of similar size in the industry, level of experience of the executive and overall performance, and the time which the executive is required to devote to the Corporation in fulfilling his or her responsibilities.

In addition to the base salary, we provide all employees with a benefits program that includes medical, dental, life insurance and other benefits. We believe that providing this type of program is a necessary part of our overall compensation structure to attract and retain employees in the competitive environment for professional talent. We do not provide any other perquisites to our NEOs, nor do we have any pension or other post-retirement plans.

Cash Bonus and Other Variable Compensation

As part of the overall re-alignment of the Corporation’s business in 2017, the LTIP Participants, with the exception of Mr. Grosskopf, agreed to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time Equity Grant (as defined below) under the EPSP or EIP, as applicable. In lieu of the one-time Equity Grant, Mr. Grosskopf’s existing performance-based options were also amended to align their vesting provisions with those of the Equity Grants. See “Elements of Compensation - Equity Incentives” below. In 2019, the Board determined that Mr. Grosskopf’s compensation should be further aligned with the LTIP Participants and therefore removed a portion of his cash bonus compensation in consideration for a grant of 500,000 shares, with the same vesting provisions as those of the Equity Grants.

In order to further align the Corporation’s business with the interest of our shareholders, we removed the discretionary bonus compensation program for all other employees. All employees, including the LTIP participants are now in one of three pools:

•	Pool 1 employees are capital allocators and their support staff. These employees are now paid a quarterly cash incentive based on a pre-set percentage of the net revenues or EBIT they generate within their segment. This incentive pool is reduced by any base salary earned during the applicable period for such incentive pool and the value of Common Shares received under the LTIP program that vested during the applicable period for such incentive pool. This incentive pool was designed to motivate Pool 1 employees to allocate capital in the most optimal way that maximizes shareholder benefits while mitigating operating risks.

•	Pool 2 employees include the CEO and enterprise shared service executives. These employees are now paid from a cash incentive pool derived from a portion of the income generated above an annual EBIT margin target, subject to a minimum payout floor. This incentive pool was designed to strike an appropriate balance between motivating these employees with variable compensation incentives and ensuring their independence and objectivity while carrying out their monitoring and oversight mandates over company business operations.

•	Pool 3 employees are all other employees. As part of the transition to non-discretionary cash incentive payouts, these employees now receive an average cash bonus of 10% of their base salary. Individual bonus payments are calculated based on an overall assessment by senior management of the individual’s performance and absolute and/or relative contribution. In all cases, each employee is considered separately, taking into account personal performance, relative ranking among peers (both internally and with reference to external information, where available and appropriate) and base salary. These incentives are designed to motivate employees to achieve personal business objectives, to be accountable for their relative contribution to the Corporation’s performance, as well as to attract and retain quality personnel.

Equity Incentives

We intend to continue to structure our compensation programs to attract, retain and motivate executives and investment professionals of the highest level of quality and effectiveness. We are focused on rewarding the types of performance that increase long-term shareholder value, including growing our assets under management, retaining investors in the Sprott funds, developing new investor relationships, improving operational efficiency and managing risks. In order to improve our ability to retain talent and to further align the interest of employees and those of our shareholders, as noted above, the Corporation established the Option Plan, to attract, retain and motivate our employees while aligning their interests with that of our shareholders. Grants of Options pursuant to the Option Plan are approved by the Board upon the recommendation of the CGC Committee. See “Securities Authorized for Issuance Under Equity Compensation Plans - Equity Compensation Plan Information as at December 31, 2019 - Option Plan”. In 2011, we introduced the EPSP and EIP whereby a portion of the bonus allocated to certain employees are paid by way of Common Shares or other forms of equity compensation such as restricted share units (“RSUs”). The Common Shares are either purchased in the open market or issued from treasury in the case of the EIP and are available to the relevant employees over a specified vesting period. When considering grants pursuant to the EPSP and the EIP, an appropriate portion of the bonus is allocated to equity compensation to incentivize and to better align the interests of the employees with those of the shareholders.

Long-Term Incentive Program

The long-term incentive program (the “LTIP”) provides the key employees with an opportunity to receive variable compensation contingent on the Corporation’s long-term performance.

The objective of the LTIP is align the interests of NEOs, executives and senior leaders with the interests of the Corporation’s shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. The following is a summary of certain key features of the LTIP:

Long-Term Incentive Program Key Features
Vesting	Five years
Performance Condition	“Dynamic” performance conditions (targets set annually) Non-cumulative corporate and individual targets set annually
Forfeiture Risk	High (multiple forfeiture triggers)

Pursuant to the LTIP, the LTIP Participants agreed to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time grant of Common Shares through the EPSP (for Canadian participants) and RSUs through the EIP (for U.S. participants) (the “Equity Grant”). The LTIP Participants are only awarded cash incentives in the event of “extraordinary performance” that is meaningful to the Corporation as assessed by the CEO in partnership with the CGC Committee. The Equity Grant has a vesting period of five years, with 15% of the Equity Grant vesting on August 31, 2017 and 21.25% for each year thereafter through to December 31, 2021. Vesting of each annual tranche is conditional upon the achievement by the Corporation of a performance threshold as determined by the Board for the relevant fiscal year (the “Performance Threshold”) and achievement by the employee of certain performance milestones for the relevant fiscal year (the “Performance Milestones”) as established by the Board with respect to the CEO and by the CEO with respect to the other LTIP Participants. The Performance Thresholds for each of 2017, 2018 and 2019 were determined by the Board to have been achieved. The Performance Threshold for fiscal 2020 was set at 35% earnings before interest and taxes (EBIT) margin. Dividends on granted Common Shares or RSUs, as applicable, will accrue to the employees commencing on the grant date. In the case of Mr. Grosskopf, in lieu of an Equity Grant at the commencement of this program, his existing performance-based stock options were amended so that vesting of such options is similarly subject to a Performance Threshold and Performance Milestones. See “Employment Agreements, Termination and Change of Control Benefits”. Participation in this program was conditional upon the execution and delivery of a new employment agreement between the relevant Sprott entity and each executive or key employee participating in the program. See “Executive Compensation - Employment Agreements, Termination and Change of Control Benefits”.

We believe these incentive arrangements will better motivate executives to achieve long-term sustainable business results, align their interests with those of the shareholders, attract and retain executives and make our executives partners and owners of the Corporation over time. For further details concerning the compensation paid to the NEOs, see the “Summary Compensation Table”.

Executive Compensation Governance

CGC Committee

The CGC Committee periodically reviews and approves our compensation policies and practices. For further information concerning the CGC Committee, see “Corporate Governance - Corporate Governance and Compensation Committee”.

Scorecards

In 2018, the CGC Committee, together with the CEO of the Corporation, developed a new set of individualized scorecards for all senior executives. Each scorecard sets out: (i) an individualized set of quantitative and/or qualitative annual target Performance Milestones which must be achieved for the applicable tranche of the Equity Grant to vest in that year; and (ii) an individualized set of quantitative annual target milestones which must be achieved in order for a cash award to be made for “extraordinary performance”. For qualitative metrics, the CGC Committee set appropriate methods of evaluation to determine whether a specific metric had been met. The CGC Committee believes that the use of scorecards enhances transparency and better aligns executive compensation with the Corporation’s fiscal year performance. The CGC Committee reviews and revises the scorecards of the CEO and President on an annual basis and the CEO of the Corporation reviews and revises the other senior executive scorecards on an annual basis.

In making compensation recommendations for the President, the CGC Committee relies on the CEO to make recommendations based on his or her judgment of the performance and contribution of the President. The first step involves an analysis of the Corporation’s performance against budget and on a year-over-year basis. From there, consideration is given to the President’s performance. A detailed formal bonus proposal is presented by the CEO to the CGC Committee. The CGC Committee reviews and discusses such recommendations with the CEO and, if determined to be appropriate, recommends approval by the Board. In making compensation recommendations for our senior employees, the CGC Committee relies on the CEO to determine if any changes are required to the individualized scorecards and performs an annual assessment of any changes in (i) the qualitative annual target Performance Milestones which must be achieved for the applicable tranche of the Equity Grant to vest in that year and (ii) the quantitative annual target milestones which must be achieved in order for a cash award to be made for “extraordinary performance” each year in connection with year-end compensation decisions. See “Corporate Governance - Corporate Governance and Compensation Committee”.

Compensation Risk Management

The CGC Committee recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviors, but the Corporation seeks to ensure that the Corporation’s executive compensation package is comprised of a mix of cash and equity compensation, with a significant weighting placed on long-term incentives (through the LTIP), see “Elements of Compensation - Equity Incentives”. Base salaries and personal benefits are sufficiently competitive and not subject to performance risk. Subject to limited exceptions, to receive short-term or long-term incentives, the executive officer must be employed by the Corporation at the time of payout. Therefore, through the time horizons and metrics reflected in the compensation elements, the Corporation is of the view that executive performance is now more closely aligned with the interests of the Corporation and its shareholders.

The CGC Committee believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Corporation’s financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee’s regular meetings with the external auditors (including without the presence of management), the Corporation’s internal controls, management information systems and financial control systems. In addition, the Corporation reviews significant risks associated with its operations, the most significant of which are disclosed in the Corporation’s annual management’s discussion and analysis for each fiscal year. The Corporation does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on the Corporation.

Other Compensation Policies

Share Ownership Policy

As a condition of employment, the CEO, CFO, General Counsel and Corporate Secretary and the CEO of SAM are subject to an Executive Share Ownership Policy (the “Executive Ownership Policy”) and are (and/or their spouses are) required to beneficially own and hold that number of Common Shares (including certain allocations thereto under the EPSP) having a minimum aggregate market value that is equal to three times their then applicable annual base salary by the date which is three years after the date of their respective employment agreement. In addition, the other employees participating in the LTIP are subject to an Employee Share Ownership Policy (the “Employee Ownership Policy”) and are (and/or their spouses are) required to beneficially own and hold that number of Common Shares (including certain allocations thereto under the EPSP) having a minimum aggregate market value that is equal to 0.5, 0.75, one or two times the employee’s then applicable base salary (or deemed base salary) by the later of January 23, 2021 or the date which is three years after the date of their respective employment agreement.

We believe these standards are meaningfully higher than share ownership requirements at other companies. We believe significant long-term share ownership best aligns executives and shareholders. Market value shall be determined on December 31 of each year based on the greater of the market value thereof on that date and the weighted average purchase price of the Common Shares.

Recoupment Policy

The Corporation adopted an incentive compensation recoupment policy (the “Recoupment Policy”) on March 10, 2016, as amended on March 27, 2018, that allows the recoupment of any performance-based incentive compensation, including, without limitation, cash bonuses and awards granted to employees under our annual incentive plan, the Option Plan, the EPSP and the EIP (collectively, the “Incentive Compensation”) under certain circumstances. In the event of a restatement of our financial results (as a result of which any Incentive Compensation to have been paid is a lower amount had it been calculated based on such restatement) or of fraud or intentional misconduct by one or more of the employees, the Board, on the recommendation of the CGC Committee, may, based upon the facts and circumstances surrounding such event, direct that we recover all or a portion of any Incentive Compensation paid, or cancel all, or part of, the equity-based Incentive Compensation granted, to an employee. The Board may also seek to recover any gains realized with respect to equity-based Incentive Compensation, regardless of when issued or if required to be issued at a future date. In addition, the Board, on the recommendation of the CGC Committee, may, in the event of fraud or intentional misconduct by the employee, take other disciplinary action that it deems necessary, including, without limitation: (1) adjusting any future compensation of the employee; (2) terminating of the employee’s employment, (3) pursuing any and all remedies available in law and/or equity in any country; and (4) pursuing such other action as may fit the circumstances of the particular case. As of the date hereof, this policy applies to all employees of the Corporation and its subsidiaries, related and affiliated corporations, limited partnerships and other business entities.

Anti-Hedging Policy

The Corporation adopted an anti-hedging policy (the “Anti-Hedging Policy”) effective May 12, 2016. The objectives of the Anti-Hedging Policy are to: (a) prohibit directors, officers or employees of the Corporation or its subsidiaries from directly or indirectly engaging in hedging or monetization transactions, through transactions in the Corporation’s securities or through the use of financial instruments designed for such purpose; and (b) prohibit directors, officers or employees of the Corporation or its subsidiaries from engaging in short-term or speculative transactions in the Corporation’s securities that could create heightened legal risk and/or the appearance of improper or inappropriate conduct by such individuals.

Pursuant to the Anti-Hedging Policy, directors, officers or employees of the Corporation may not engage in any hedging or monetization transactions with respect to the Corporation’s securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Corporation’s securities. Further, directors, officers or employees of the Corporation may not engage in short-term trading, short sales and publicly-traded options.

Any director or officer of the Corporation or any of its subsidiaries may seek an exemption from the Anti-Hedging Policy from the Chair of the CGC Committee. Other persons to whom the Anti-Hedging Policy applies may seek an exemption from the CCO or such other person designated by the CGC Committee. Any such request must be submitted prior to the contemplated transaction and the person seeking an exception should be advised that any purchase or sale of securities will be subject to the prohibition on “insider trading” as set forth under the Corporation’s insider trading policy. An exemption will only be granted in exceptional circumstances.

The Anti-Hedging Policy applies to all of the directors, officers or employees of the Corporation or its subsidiaries and includes, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation

Performance Graph

The following graph compares the cumulative shareholder return per $100 invested in Common Shares to the cumulative total return of the S&P/ TSX Composite Index from January 1, 2015 to December 31, 2019. The calculations include reinvested dividends and exclude brokerage fees and taxes.

There are many factors that may influence the Corporation’s stock price, such as future earnings expectations, views on specific sectors and personnel changes, all of which are not directly related to historical financial performance. Historically, there has been some relationship between corporate performance and the compensation of our NEOs, but not necessarily between compensation and shareholder returns over any given period of time. The significant equity-based component of our NEOs’ compensation packages implemented in 2017 and the elimination of the discretionary bonus compensation program and implementation of the three incentive pools in 2018 are designed to more closely correlate compensation and shareholder returns. See “Compensation Discussion and Analysis - Elements of Compensation - Cash Bonus and other Variable Compensation” and “Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”.

Summary Compensation Table

The following table provides a summary of compensation information for the three most recently completed financial years for the Corporation’s CEO, CFO and four other NEOs.

Name and Principal Occupation	Year	Salary ($)	Share-based Awards ($)	Option-based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(2)	Long-Term Incentive Plans
Peter Grosskopf, CEO; CEO of SRLC(3)	2019	500,000	1,100,000	175,000	1,497,000	—	—	—	3,272,000
	2018	500,000	—	175,000	2,307,000	—	—	—	2,982,000
	2017	500,000	969,000	177,500	720,000	—	—	—	2,366,500
Kevin Hibbert, CFO, SMD and Co-head of the Enterprise Shared Services Group(4)(5)	2019	350,000	—	—	404,000	—	—	—	754,000
	2018	350,000	—	—	475,000	—	—	—	825,000
	2017	350,000	2,200,000	—	255,000	—	—	—	2,805,000
Tim Sorensen, MD of the Corporation, and CEO of SCP(6)	2019	—	—	—	—	—	—	1,348,000	1,348,000
	2018	—	57,200	—	—	—	—	791,000	848,200
	2017	—	497,999	—	138,000	—	—	1,785,463	2,421,462
Edward Coyne, SMD of the Corporation and head of global sales(7)	2019	390,000	303,000	—	491,270	—	—	—	1,184,270
	2018	390,000	—	—	340,110	—	—	—	730,110
	2017	390,000	—	—	390,000	—	—	—	780,000
John Ciampaglia, SMD of the Corporation and CEO of SAM(4)(8)	2019	350,000	—	—	702,000	—	—	—	1,052,000
	2018	350,000	—	—	475,000	—	—	—	825,000
	2017	350,000	2,200,000	—	255,000	—	—	—	2,805,000

Notes:

(1)	This balance reflects the grant date fair value using a Black-Scholes option pricing model for the time-based Options and Performance Based Options (as defined below). As a condition of participating in the LTIP, in 2017, Mr. Hibbert forfeited 500,000 Options received in 2016 for notional consideration of $75,000.
(2)	Represents the cash bonus earned during the year.
(3)	Mr. Grosskopf was granted $1,100,000 and $969,000 in value of Common Shares under the EPSP for 2019 and 2017, respectively. The Common Shares granted in 2019 have the same vesting criteria as those granted under the LTIP, with 36.25% vested immediately, and the remaining 63.75% vesting equally starting December 31, 2019. The Common Shares granted in 2017 vest equally over three years commencing on January 1, 2018. In 2016, Mr. Grosskopff was awarded 2,250,000 time-based options and 1,000,000 Performance Based options. Of the 1,000,000 Performance Based options, 250,000 Performance Based Options expired without vesting in 2016 as the performance criteria were not met. In 2017, the performance criteria were met and 250,000 Performance-Based options vested on March 30, 2018. In 2018, the performance criteria were met and 250,000 Performance-Based options vested on March 30, 2019. In 2019, the performance criteria were met and the remaining 250,000 Performance-Based options will vest on March 30, 2020. Bonus allocations to Mr. Grosskopf reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2018, are calculated as part of the Pool 2 incentive pool.

(4)	In 2017, as part of the LTIP, one million Common Shares were granted under the EPSP for each of Messrs. Hibbert, and Ciampaglia at an adjusted cost base of $2.20 per Common Share. See “Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”.
(5)	Bonus allocations to Mr. Hibbert reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2018, are calculated as part of the Pool 2 incentive pool.
(6)	Mr. Sorensen was granted $57,200 in value of Common Shares under the EPSP for 2018. These common shares vest equally over 4 years commencing on December 31, 2018. Mr. Sorensen also received $497,999 shares as part of the LTIP. In 2019, Mr. Sorensen received $1,348,000 in commissions from placement and advisory services provided by SCP ($791,000 in 2018 and $1,785,463 in 2017).
(7)	Mr. Coyne was granted $303,000 in value of Common Shares under the EIP for 2019, 40% of which vested in the current year. The remaining 60% vest equally over the next 2 years. Bonus allocations to Mr. Coyne reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector, and are calculated as part of the Pool 1 incentive pool.
(8)	Bonus allocations to Mr. Ciampaglia reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2018, are calculated as part of the Pool 1 incentive pool.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each NEO outstanding at December 31, 2019, including awards granted before the financial year ended December 31, 2019.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
Peter Grosskopf(3)	3,000,000	2.33	January 27, 2026	1,950,000	320,166	954,095	2,852,632
Kevin Hibbert(4)	—	—	—	—	425,000	1,266,500	1,439,903
Tim Sorensen(5)	—	—	—	—	105,011	312,933	419,501
Edward Coyne(6)	—	—	—	—	40,000	119,200	—
John Ciampaglia(7)	—	—	—	—	425,000	1,266,500	1,356,740

Notes:

(1)	This balance is based on the difference between the market value of the securities underlying the instrument at December 31, 2019 ($2.98) and the exercise price of the Option ($2.33) for time based Options and Performance Based Options.
(2)	Based on the December 31, 2019 TSX closing price of $2.98 per Common Share.
(3)	See Note 4 to the Summary Compensation Table above for details of Mr. Grosskopf’s option-based and share-based awards.
(4)	See Note 5 to the Summary Compensation Table above for details of Mr. Hibbert’s option-based and share-based awards.
(5)	See Note 6 to the Summary Compensation Table above for details of Mr. Sorensen’s share-based awards.
(6)	See Note 7 to the Summary Compensation Table above for details of Mr. Coyne’s share-based awards.
(7)	See Note 8 to the Summary Compensation Table above for details of Mr. Ciampaglia’s share-based awards.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on payout or vesting of incentive plan awards for the NEOs for the fiscal year ended December 31, 2019.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter Grosskopf(3)	467,500	1,328,499	1,497,000
Kevin Hibbert(4)	—	657,853	404,000
Tim Sorensen(5)	—	164,035	—
Edward Coyne(6)	—	178,800	491,270
John Ciampaglia(7)	—	646,881	702,000

Notes:

(1)	This balance is based on the difference between the market value of the securities underlying the instrument at the vesting dates ($2.57 and $3.03) and the exercise price of the Option ($2.33) for Time-Based Options and Performance-Based Options.
(2)	Based on the December 31, 2019 TSX closing price of $2.98 per Common Share.
(3)	See Note 4 to the Summary Compensation Table above for details of Mr. Grosskopf’s option-based and share-based awards.
(4)	See Note 5 to the Summary Compensation Table above for details of Mr. Hibbert’s option-based and share-based awards.
(5)	See Note 6 to the Summary Compensation Table above for details of Mr. Sorensen’s share-based awards.
(6)	See Note 7 to the Summary Compensation Table above for details of Mr. Coyne’s share-based awards.
(7)	See Note 8 to the Summary Compensation Table above for details of Mr. Ciampaglia’s share-based awards

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Employment Agreements, Termination and Change of Control Benefits

Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO’s responsibilities (each, a “Triggering Event”). Potential payments to each NEO shown below assumes the Triggering Event took place on December 31, 2019. “Sprott Group” means the Corporation and any of its subsidiaries, related and affiliated corporations, limited partnerships and other business entities.

Peter Grosskopf – Chief Executive Officer and Managing Director of Sprott Resource Lending

The services of Mr. Grosskopf are provided under an employment agreement dated October 25, 2017, as amended and effective December 22, 2017.

Key Provisions
Compensation

•     $500,000 annual base salary;

•     one-time grant of 500,000 Common Shares (the “EPSP Shares”), vesting based on meeting certain performance milestones (as of December 31, 2019, 57.5% of the EPSP Shares have vested, and subject to meeting the Performance Conditions, the remaining EPSP Shares shall vest as follow: 21.25% on December 31, 2020 and the balance on December 31, 2021);

•     participation in the Sprott Private Resource Lending Fund Carried Interest Plan (the “Carry Plan”), each allocation under the Carry Plan is an entitlement to be paid an amount as a bonus, subject to the provisions of, and calculated as set out in, the Carry Plan; and

•     at their sole discretion, the Board or the CGC Committee may award variable cash compensation to Mr. Grosskopf for extraordinary personal performance or Corporation results based on quantitative annual target milestones.

Severance Period	• 24 months
Restrictive Covenants	• 6-month non-competition provision. • 12-month non-solicitation provision.
Termination without cause, death, or permanent disability

•     Mr. Grosskopf or his estate can require the Corporation to purchase his limited partnership interest in the Fund (the “Interest”); and

•     Mr. Grosskopf shall be entitled to, subject to the Board’s discretion, to deem vested any unvested EPSP Shares all vested EPSP Shares as of the next vesting date.

Termination with cause	• Corporation will have right, but not obligation, to purchase the Interest.
If Mr. Grosskopf’s employment had been terminated without cause on December 31, 2019

Mr. Grosskopf would be entitled to a termination payment of approximately $1,637,470 broken down as follows:

•     $1,000,000 attributable to severance; and

•     $637,470 attributable to the EPSP Shares that will vest on December 31, 2020

Mr. Grosskopf may terminate his employment with the Sprott Group at any time by providing at least six months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation.

Kevin Hibbert – Senior Managing Director and Chief Financial Officer & Co-Head of the Enterprise

Shared Services Group

The services of Mr. Hibbert are provided under an employment agreement dated October 24, 2017 and effective December 22, 2017.

Key Provisions
Compensation

•     $350,000 annual base salary;

•     one-time grant of 1,000,000 Common Shares (the “EPSP Shares”), vesting based on meeting certain performance milestones (as of December 31, 2019, 57.5% of the EPSP Shares have vested, and subject to meeting the Performance Conditions, the remaining EPSP Shares shall vest as follow: 21.25% on December 31, 2020 and the balance on December 31, 2021); and

•     variable cash compensation for extraordinary personal performance or Corporation results based on quantitative annual target milestones

Severance Period	• 12 months
Restrictive Covenants	• 6-month non-competition provision. • 12-month non-solicitation provision.
Termination without cause, death, or permanent disability	• Mr. Hibbert shall be entitled to, subject to the Board’s discretion, to deem vested any unvested EPSP Shares: (i) in the event of a termination in the first three quarters of the calendar year, all vested EPSP Shares at the end of his notice period; or (ii) in the event of a termination in the fourth quarter of the calendar year, all vested EPSP Shares at the end of his notice period, plus three months.
Change of Control	• all of the EPSP Shares which have not vested prior to the Change of Control shall vest on the date of the Change of Control, provided that Mr. Hibbert terminates his employment for good reason in accordance with the terms of his employment agreement.
If Mr. Hibbert’s employment had been terminated without cause on December 31, 2019

Mr. Hibbert would be entitled to a termination payment of approximately $983,250 broken down as follows:

•     $350,000 attributable to severance; and

•     $633,250 attributable to the EPSP Shares that will vest on December 31, 2020.

Mr. Hibbert may terminate his employment with the Sprott Group at any time by providing at least three months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation

John Ciampaglia – Senior Managing Director and CEO of SAM

The services of Mr. Ciampaglia are provided under a form of executive employment agreement similar to Mr. Hibbert’s employment agreement.

Key Provisions
Compensation

•     $350,000 annual base salary;

•     one-time grant of 1,000,000 Common Shares (the “EPSP Shares”), vesting based on meeting certain performance milestones (as of December 31, 2019, 57.5% of the EPSP Shares have vested, and subject to meeting the Performance Conditions, the remaining EPSP Shares shall vest as follow: 21.25% on December 31, 2020 and the balance on December 31, 2021); and

•     variable cash compensation for extraordinary personal performance or Corporation results based on quantitative annual target milestones.

Severance Period	• 12 months.
Restrictive Covenants	• 6-month non-competition provision. • 12-month non-solicitation provision.
Termination without cause, death, or permanent disability	• Mr. Ciampaglia shall be entitled to, subject to the Board’s discretion to, deem vested any unvested EPSP Shares: (i) in the event of a termination in the first three quarters of the calendar year, all vested EPSP Shares at the end of his notice period; or (ii) in the event of a termination in the fourth quarter of the calendar year, all vested EPSP Shares at the end of his notice period, plus three months.
Change of Control	• all of the EPSP Shares which have not vested prior to the Change of Control shall vest on the date of the Change of Control, provided that Mr. Ciampaglia terminates his employment for good reason in accordance with the terms of his employment agreement.
If Mr. Ciampaglia’s employment had been terminated without cause on December 31, 2019

Mr. Ciampaglia would be entitled to a termination payment of approximately $983,250 broken down as follows:

•     $350,000 attributable to severance; and

•     $633,250 attributable to the EPSP Shares that will vest on December 31, 2020.

Mr. Ciampaglia may terminate his employment with the Sprott Group at any time by providing at least three months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation

Edward Coyne - Senior Managing Director and Head of Global Sales

The services of Mr. Coyne are provided under an employment agreement dated December 23, 2015.

Key Provisions
Compensation

•     US$300,000 annual base salary;

•     one-time grant of 100,000 RSUs Common Shares (the “EPSP Shares”), vesting based on meeting certain performance milestones (as of December 31, 2019, 40% of the RSUs have vested, and subject to meeting the Performance Conditions, the remaining RSUs shall vest as follow: 20% on December 31, 2020, 20% on December 31, 2021 and the balance on December 31, 2022.); and

•     variable cash compensation to Mr. Coyne for extraordinary personal performance or Corporation results based on quantitative annual target milestones.

Restrictive Covenants	• 60 days non-competition provision. • 12-month non-solicitation provision.
Mr. Coyne is not entitled to termination pay in the event the Corporation were to terminate the Coyne Employment Agreement.

Tim Sorensen – Former Managing Director and CEO of SCP

In January 2020, Mr. Sorensen stepped down as Managing Director of the Corporation and CEO of SCP.

Key Provisions
Termination without Cause or Resignation for Good Reason	Mr. Sorensen was entitled to a minimum lump sum payment equal to: • $61,702 and $164,037 attributable to EPSP Shares that immediately vested as a result of his departure.

Directors’ & Officers’ Liability Insurance

The Corporation has purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance for the year ended December 31, 2019 was $136,172, and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $25,000,000. There is a $100,000 deductible for any Canadian claims made, and $150,000 deductible for any U.S claims made, but no deductible is assessed against any director or officer. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims, claims for statutory liabilities and employment claims.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information as at December 31, 2019

Plan Category	Number of Securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)(1)
Equity compensation plans approved by security holders	3,275,000	$2.57	13,083,698
Equity compensation plans not approved by security holders	—	—	—
Total	3,275,000	$2.57	13,083,698

Note:

(1)	After accounting for the 8,954,382 Common Shares under the EPSP that have not yet vested and nil Common Shares under the EIP.

The Corporation has the following three equity based compensation plans: (a) the Option Plan; (b) the EPSP; and (c) the EIP. As of December 31, 2019, there were 3,275,000 Options outstanding under the Option Plan providing for the purchase of 3,275,000 Common Shares, which represents 1.3% of the issued and outstanding Common Shares and no Common Shares issued under the EIP, representing nil issued and outstanding Common Shares. No Common Shares have been granted from treasury under the EPSP. However, as at December 31, 2019, 2,402,500 Common Shares have been purchased in the open market by the trustee for the EPSP (the “Trustee”) under the EPSP, representing approximately 0.9% of the issued and outstanding Common Shares. The maximum number of Common Shares available for issuance under the Option Plan, EPSP and EIP was 25,313,080, representing 10% of the issued and outstanding Common Shares as of December 31, 2019.

The aggregate number of Common Shares from treasury that may be granted under the Option Plan, the EPSP and the EIP and all other securities based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant, representing 25,388,765 Common Shares as of the date of hereof. As a result, if the Corporation issues additional Common Shares in the future, the number of Common Shares issuable under such securities based compensation arrangements will increase accordingly. Furthermore, the number of Common Shares that are (i) issuable from treasury, at any time; and (ii) issued from treasury, within any one year period, to insiders (as defined in the applicable rules of the TSX) of the Corporation under the Option Plan, the EPSP and the EIP and all other security based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares.

Option Plan

The Option Plan is intended to aid in attracting, retaining and motivating our officers, employees and directors.

Options may be granted to a director, officer, employee or service provider of the Corporation or any related entity (being a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation). However, no Options are to be granted to any optionee that is a non-employee director if such grant could result, at any time, in: (i) the aggregate number of Common Shares issuable to non-employee directors under the Option Plan, or any other security-based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Common Shares; or (ii) an annual grant of Options per non-employee director exceeding a grant value of $100,000, determined using a generally accepted valuation model.

The exercise price for any Option issued under the Option Plan may not be less than the market price of the Common Shares at the time of issue. Options issued under the Option Plan may be exercised during a period determined under the Option Plan, which may not exceed ten years. Unless otherwise determined by the Board, Options will vest at a rate of one-third per annum commencing 12 months after the date of grant.

In addition to the restrictions on maximum issuances set forth above for all security based compensation arrangements, the number of Common Shares which may be issued pursuant to Options granted pursuant to the Option Plan to any one person may not exceed 5% of the then aggregate issued and outstanding Common Shares. The Option Plan also provides for a ten year term limit for Options pursuant to the Option Plan.

The following insider participation limits shall apply under the Option Plan: (a) the number of Common Shares issuable to insiders, at any time, pursuant to the Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares; and (b) the number of Common Shares issued to insiders, within a one-year period, pursuant to the Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares.

Options may be transferred to certain permitted assigns which include a spouse, a trustee acting on behalf of the optionholder or spouse, or a holding entity. If the optionholder resigns, is terminated for cause, or fails to be re-elected as a director, the Options terminate immediately. If the optionholder dies or ceases to be eligible under the Option Plan for any other reason, Options that are entitled to be exercised may generally be exercised (subject to certain extensions at the discretion of the Board or a committee thereof) until the earlier of: (i) one year or three months, respectively, of the applicable date, or (ii) the expiry date of the Option. The Option Plan also provides for the cashless exercise of Options which allows for the optionholder to receive, without cash payment (other than taxes), a number of Common Shares based on a specified formula tied to the market price of the Common Shares as at the last trading day immediately prior to the cashless exercise. In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

In the event of a Change of Control (as defined below) with respect to the Corporation or a Sprott Group entity (which, under the Option Plan and for the purposes of this summary, means the Corporation and any subsidiary or related or affiliated business entities of the Corporation and includes any successor corporations or entities thereto), notwithstanding anything in the Option Plan to the contrary:

•	if the employment of an optionee is terminated by the Corporation or a Sprott Group entity, respectively, without cause or if the optionee resigns in circumstances constituting constructive dismissal by the Corporation or a Sprott Group entity, respectively, in each case, within six months (or such other period as determined by the Board in its sole discretion) following a Change of Control with respect to the Corporation or the Sprott Group entity, respectively (such date being the “Termination Date”), all or any of the optionee’s Options will vest immediately prior to the Termination Date (or such later period as determined by the Board in its sole discretion), subject to any performance conditions which shall be dealt with at the discretion of the Board. All vested Options may be exercised until 90 days (or such other period as may be determined by the Board in its sole discretion) following the Termination Date (but until the normal expiry date of the Option rights of such optionee, if earlier). Upon the expiration of such period, all unexercised Option rights of that optionee shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such optionee under the Option Plan; and

•	any surviving, successor or acquiring entity will assume any outstanding Options or will substitute similar awards for the outstanding Options. If the surviving, successor or acquiring entity is a “private issuer” or does not have any securities listed on an established securities exchange, does not assume the outstanding Options or substitute similar awards for the outstanding Options, or if the Board otherwise determines in its sole discretion and subject to the rules of the TSX, the Corporation will give written notice to all optionees advising that the Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested Options, and may provide for the exercise of Options and tender of Common Shares in connection with the Change of Control and may otherwise provide for the cash out or termination of Options that are not exercised within a specified period of time.

A “Change of Control” for the purposes of the Option Plan means: (a) the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of beneficial ownership of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all of the then outstanding voting securities of the Corporation; (b) an amalgamation, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Corporation with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination; (c) the sale, lease, exchange or other disposition of all or substantially all of the property of the Sprott Group to another person, other than (i) in the ordinary course of business of the Sprott Group, or (ii) to the Sprott Group; (d) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; or (e) as a result of, or in connection, with: (i) a contested election of directors of the Corporation, or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Sprott Group and another Person, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board, provided however that a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Corporation or Sprott Group entity, or any successor to the Corporation’s or Sprott Group entity’s respective business, being controlled, directly or indirectly, by the same person or persons who controlled the Corporation or the Sprott Group entity, respectively, directly or indirectly, immediately before such transaction(s).

The Board may make the following amendments to the Option Plan, without obtaining shareholder approval: (i) amendments to the terms and conditions of the Option Plan necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; (ii) amendments to the provisions of the Option Plan respecting administration of the Option Plan and eligibility for participation under the Option Plan; (iii) amendments to the provisions of the Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Option Plan, including the provisions relating to the term of the Option and the vesting schedule; and (iv) amendments to the Option Plan that are of a “housekeeping” nature.

However, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the Option Plan maximum or the number of securities issuable under the Option Plan; (ii) amendment provisions granting additional powers to the Board to amend the Option Plan or entitlements; (iii) an amendment to the exercise price of Options (if such shareholder approval is required by the TSX); (iv) reduction in the exercise price of Options or cancellation and reissue of Options or other entitlements; (v) extension to the term of Options (other than as a result of an Blackout Period Extension (as such term is defined in the Option Plan)); (vi) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (vii) any amendment which would permit Options granted under the Option Plan to be transferable or assignable other than to a related Permitted Assign (as such term is defined in the Option Plan) and for normal estate settlement purposes; (viii) changes to insider participation limits; and (ix) amendments to the Option Plan amendment provisions.

As a general matter, if any Option granted under the Option Plan shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.

The Corporation’s annual “burn rate” for Options granted under the Option Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.3% for fiscal 2017, nil% for fiscal 2018 and nil for fiscal 2019.

EPSP

Membership and Administration

Participation in the EPSP is limited to eligible non-U.S. resident employees of, or “employees” within the meaning of the Income Tax Act (Canada) (“ITA”) who provide services to, the Corporation and any affiliated entity that has adopted the EPSP. The Corporation and such affiliated entities are collectively referred to as the “Participating Entities”.

The selection of Members and the specific terms of any benefits granted to a Member, including the number of Common Shares, vesting schedule, and timing of distributions (after discharge of debt owing in respect of Common Shares) in cash or Common Shares will be determined by the CGC Committee or the general partner or other controlling person of a Participating Entity, as applicable, and as set forth in the applicable employment or other contract entitling the Member to benefits under the EPSP (the “Member’s Contract”). The EPSP provides for a ten year term limit for Common Shares issued pursuant to the EPSP.

While Common Shares from treasury may be granted under the EPSP subject to the restrictions set forth above, Common Shares may also be purchased on the open market by the Trustee on behalf of the Members. Management of the Corporation is responsible for administering the EPSP. The Trustee is an independent trustee appointed by the Board pursuant to a trust agreement entered into by the Corporation and the Trustee, which created the trust in respect of the EPSP.

In each fiscal year, or within 120 days thereafter, each Participating Entity realizing profits in such fiscal year shall pay to the Trustee (to be held in trust) for such fiscal year out of profits a contribution in an amount determined by the Board or general partner or other controlling person of the Participating Entity.

Subject to the terms of a Member’s Contract and the ITA, distributions of cash or in specie, may be made from a Member’s “allocated account” to such Member at any time upon the written direction of the Corporation provided that the Trustee shall distribute only the net amount available for distribution to the Member and only upon the discharge of any debt owing by the EPSP in respect of the Common Shares at the time of distribution. Such debt may be discharged by a Participating Entity (including the Corporation) or the Member in accordance with the relevant provisions of the Member’s Contract. Any applicable taxes or interest shall be the sole responsibility of the Members.

Termination of Employment

No later than three months of the earliest of the: (i) termination of employment or service, including retirement, resignation or dismissal without cause; and (ii) termination of the EPSP, an amount equal to the net value of the assets (after applicable expenses and any unpaid debt owing on any Common Shares in the Member’s vested account) that have been allocated to the Member’s vested account shall be distributed by the Trustee to the Member, subject to any debt obligations assumed by the Member under the Member’s Contract. Within three months of the death of a Member, subject to compliance with applicable laws, the Trustee shall distribute to such Member’s beneficiary the net value (after applicable expenses) of the amount in the Member’s vested account. Upon the occurrence of the foregoing events, the Board may, in its sole discretion, deem vested and designate to a Member’s vested account, such number of Common Shares that would otherwise have vested up to a specified period had death or termination of employment of the Member not occurred.

In the event that a Member’s employment with a Participating Entity is terminated for cause, all Common Shares and amounts contained in or allocated to such Member’s vested account and such Member’s allocated account shall be forfeited and the amounts thereof shall be reallocated to the other Members of the EPSP at the end of the taxation year of the Trust as the Corporation shall direct.

Transferability

The Member may not assign, convert, charge, surrender or alienate the rights or benefits granted under the EPSP. Amounts vested in a Member under the EPSP shall not be available for the claims of his or her creditors.

Amendments or Termination

The Corporation currently intends to continue the EPSP in effect indefinitely but the Corporation reserves the right to amend, modify or discontinue the EPSP, in whole or in part, at any time, provided, however, that any such amendment or modification which may affect the rights, duties and responsibilities of the Trustee shall not become effective until the Corporation has received the written consent of the Trustee.

The Board may make the following amendments to the EPSP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EPSP necessary to ensure that the EPSP complies with the applicable regulatory requirements, including the rules of the TSX and Canada Revenue Agency, in place from time to time; (ii) amendments to the provisions of the EPSP respecting administration of the EPSP and eligibility for participation under the EPSP; (iii) amendments to the provisions of the EPSP respecting the terms and conditions on which allocations may be made to a Member’s allocated account pursuant to the EPSP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EPSP that are of a “housekeeping” nature.

The Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EPSP maximum or the number of securities issuable under the EPSP; (ii) amendment provisions granting additional powers to the Corporation or the Board to amend the EPSP; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

If the EPSP is terminated, each Participating Entity shall not recover any amounts paid into the EPSP up to the date of such termination and all such amounts must and shall be used for the sole benefit of the Members and/or their beneficiaries, according to the balance in their Member’s account as determined by a special valuation of the assets of the EPSP as of the date of the termination of the EPSP.

The Corporation’s annual “burn rate” for shares granted under the EPSP, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was nil in fiscal 2017, 2018 and 2019.

EIP

Participants and Administration

Eligible participants in the EIP are those directors, officers, employees and consultants of the Corporation and its subsidiaries and affiliates residing in the United States or who are otherwise U.S. taxpayers who are selected for participation by the plan administrator.

The EIP provides for the award of restricted stock, RSUs, related dividend equivalents and unrestricted stock. Shares issued pursuant to the EIP may be authorized but unissued Common Shares or treasury shares or Common Shares obtained on the market by the Corporation.

The EIP is administered by the CGC Committee. The specific terms of any award granted under the EIP is determined by the plan administrator, subject to the terms of the EIP, including the number of Common Shares, vesting conditions and schedule, timing of distributions, and such other terms and conditions as the administrator may determine, and as may be set forth in the applicable award agreement.

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a Common Share following the vesting of the RSU. The CGC Committee may determine to make grants under the EIP of restricted stock and RSUs containing such terms as the CGC Committee may determine, subject to applicable law. The CGC Committee will determine the period over which restricted stock and RSUs granted to EIP participants will vest, subject to a minimum vesting period of three months for Common Shares issued from treasury, and the timing of distributions. In connection with RSUs, the CGC Committee, in its discretion, may grant dividend equivalent rights under the EIP, subject to such terms and conditions, including the timing of distribution, as determined by the CGC Committee and subject to the provisions of the EIP and applicable law. The CGC Committee may base its determination upon the achievement of specified performance goals. The CGC Committee, in its discretion, may grant Common Shares free of restrictions under the EIP in respect of past services or other valid consideration. Such Common Shares shall be purchased on the market, and in no event shall treasury shares be issued to make such grants.

The Corporation’s annual “burn rate” for shares granted under the EIP, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of restricted stock, RSUs, related dividend equivalents and unrestricted stock issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was nil% for fiscal 2017, 0.94% for fiscal 2018 and 0.28% for 2019.

Termination of Employment or Service

Unless otherwise provided in the applicable award agreement, upon a termination of employment or service other than for death or disability, unvested restricted stock and RSUs granted under the EIP will be forfeited, provided that the administrator may waive or modify such provisions. Unless otherwise provided in the applicable award agreement, upon a termination of employment or service due to death or disability, unvested restricted stock and RSUs granted under the EIP will vest.

Transferability

Shares of restricted stock or RSUs granted under the EIP may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the lapsing of all restrictions thereon, other than by will, by the laws of descent and distribution, or through gift or domestic relations orders to a “family member” of the grantee as permitted by Rule 701 of the United States Securities Act of 1933, as amended, or may be otherwise specifically provided in the applicable award agreement in accordance with applicable law. Following any such transfer, any transferred restricted stock or RSUs will continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

Adjustments, Termination and Amendment

Subject to any required approvals of the stock exchange(s) on which the Common Shares are listed, the plan administrator may, in its discretion, provide for adjustment of the terms and conditions of outstanding awards and awards issuable under the EIP, in recognition of unusual or nonrecurring events (including any stock split, reverse stock split, reorganization, merger, consolidation, split-up, combination, or other similar corporate transaction or event) affecting the Corporation or any of its affiliates. The Board, in its discretion, may terminate, suspend or discontinue the EIP at any time with respect to any award that has not yet been granted. Unless the EIP is terminated earlier, no award may be granted under the EIP following the tenth anniversary of the date of the EIP’s adoption by the Board or approval by the Corporation’s security holders, whichever is earlier. The Board also has the right to alter or amend the EIP or any part of the EIP, and the CGC Committee may modify outstanding awards granted under the EIP, from time to time, in each case subject to shareholder approval in certain circumstances as provided in the EIP. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights or materially increase the obligations of the participant without the consent of the participant.

The Board may make the following amendments to the EIP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EIP necessary to ensure that the EIP complies with the applicable regulatory requirements, including the rules of the TSX, U.S. federal and state securities laws, Canada Revenue Agency, and the Internal Revenue Code of 1986, as amended, in place from time to time; (ii) amendments to the provisions of the EIP respecting administration of the EIP and eligibility for participation under the EIP; (iii) amendments to the provisions of the EIP respecting the terms and conditions on which awards may be granted pursuant to the EIP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EIP that are of a “housekeeping” nature.

The Board and the plan administrator may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EIP maximum or the number of securities issuable under the EIP; (ii) amendment provisions granting additional powers to the Board or plan administrator to amend the EIP or entitlements thereunder; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed herein,

(a)	there is no indebtedness outstanding of any executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise; and

(b)	no individual who is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such person:

(i)	is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or

(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since January 1, 2019 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

ADDITIONAL INFORMATION

Financial information about the Corporation is provided in its financial statements for the fiscal year ended December 31, 2019 and related management’s discussion and analysis. You may obtain a copy of such documents by contacting Sprott Investor Relations at (416) 203-2310 or toll-free at 1 (877) 403-2310 or ir@sprott.com.

All of these above-mentioned documents, as well as additional information relating to the Corporation, are also available by visiting the Corporation’s website at www.sprott.com or SEDAR’s website at www.sedar.com.

BOARD APPROVAL

The contents and the distribution of this Circular have been approved by the Board, and this Circular has been sent (or made available) to each director of the Corporation, each shareholder entitled to notice of the Meeting and the auditors of the Corporation.

Dated at Toronto, Ontario as of March 18, 2020.

BY ORDER OF THE BOARD

(signed) “Ron Dewhurst”

Ron Dewhurst

Chair of the Board

SCHEDULE “A”

SPROTT INC.

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The term “Corporation” herein shall refer to Sprott Inc. and the term “Board” shall refer to the board of directors of the Corporation. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times.

Chair and Composition and Quorum

1.	The Board will be comprised of a minimum of one member and a maximum of ten members, the majority of which shall be, in the determination of the Board, “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	The chair of the Board will be elected by vote of a majority of the full Board membership, on the recommendation of the Corporate Governance and Compensation Committee. The chair of the Board with the assistance of the lead director (who shall be an independent director), if any, will chair Board meetings and shall be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the Chief Executive Officer (the “CEO”)), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve this.

Meetings

3.	Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chair of the Board. The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation’s articles, by-laws and applicable laws. The independent directors of the Board shall hold regularly scheduled meetings at which non-independent directors and management are not in attendance. Any director of the Corporation may request the Chair of the Board to call a meeting of the Board.

4.	Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by tele- or video- conference. A resolution in writing signed by all the members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board duly called and held.

Board Charter and Performance

5.	The Board shall have a written charter that sets out its mandate and responsibilities and the Board shall review and assess the adequacy of such charter and the effectiveness of the Board at least annually or otherwise, as it deems appropriate, and make any necessary changes. Unless and until replaced or amended, this mandate constitutes that charter. The Board will ensure that this mandate or a summary that has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

Duties of Directors

6.	The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Management Committee and the Corporate Governance and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include the following:

Appointment of Management

(i)	The Board has the responsibility for approving the appointment of the CEO and all other senior management, monitoring their performance and, where deemed necessary, approving their compensation, following a review of the recommendations of the Corporate Governance and Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation. The Board may provide advice and counsel in the execution of the CEO’s duties as appropriate.

(ii)	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

(iii)	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

(iv)	The Board will respond to recommendations received from the Corporate Governance and Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

(v)	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

(vi)	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals and the strategy by which it proposes to reach those goals.

(vii)	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

(viii)	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

(ix)	The Board is responsible for:

(a)	adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

(b)	taking action when the Corporation’s performance falls short of its goals or when other special circumstances warrant.

(x)	The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

(xi)	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

(xii)	The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

(xiii)	The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

(xiv)	The Board is responsible for:

(a)	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

(xv)	The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

(xvi)	The Board is responsible for adopting and monitoring compliance with the Corporation’s Code of Business Conduct and Ethics.

Communications and Reporting

(xvii)	The Board is responsible for approving and revising from time to time as circumstances warrant a Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

(xviii)	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely, regular and non-selective basis;

(b)	overseeing that the financial results are reported fairly and in accordance with international financial reporting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely, non-selective disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

(xix)	The Board is responsible for:

(a)	developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO, the CEO (which will include delineating management’s responsibilities). The CEO shall be expected to, among other things:

(i)	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

(ii)	develop and recommend to the Board a long-term strategy and vision for the Corporation that is intended to lead to creation of shareholder value;

(iii)	develop and recommend to the Board annual plans and budgets that support the Corporation’s long-term strategy; and

(iv)	seek to consistently strive to achieve the Corporation’s financial and operating goals and objectives;

(b)	developing and approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c)	developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

(xx)	The Board is responsible for:

(a)	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

(b)	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

(xxi)	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)	considering what competencies and skills the Board, as a whole, should possess;

(b)	assessing what competencies and skills each existing director possesses; and

(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making;

with regard to their Diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. It includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance and Compensation Committee.

(xxii)	Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

(xxiii)	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Authority to engage outside advisors

7.	The Board has the authority to engage outside advisors as it determines necessary to carry out its duties, including, but not limited to identifying and reviewing candidates to serve as directors or officers.

8.	The Corporation shall provide appropriate funding, as determined by the Board, for payment (a) of compensation to any advisors engaged by the Board, and (b) of ordinary administrative expenses of the Board that are necessary or appropriate in carrying out its duties.

November 8, 2018

SCHEDULE “B”

SPROTT INC.

2020 AMENDED AND RESTATED STOCK OPTION PLAN

1.                   PURPOSE OF THE PLAN

1.1                 The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation and its Subsidiaries, including their directors, officers and employees, and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.                   DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1               “Board” means the Board of Directors of the Corporation;

2.2               “Change of Control” means

(a)	the acquisition by any Person or Persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of beneficial ownership of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such Persons, constitute in the aggregate more than 50% of all of the then outstanding voting securities of the Corporation;

(b)	an amalgamation, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Corporation with another Person that results in the holders of voting securities of that other Person holding, in the aggregate, more than 50% of all outstanding voting securities of the Person resulting from the business combination;

(c)	the sale, lease, exchange or other disposition of all or substantially all of the property of the Corporation or any Corporate Group entity to another Person, other than (i) in the ordinary course of business of the Corporation or any Corporate Group entity, or (ii) to the Corporation or any Corporate Group entity;

(d)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation; or

(e)	as a result of, or in connection, with: (i) a contested election of directors of the Corporation, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving Corporation or any Corporate Group entity and another Person, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Corporation or Corporate Group entity, or any successor to the Corporation’s or Corporate Group entity’s respective business, being controlled, directly or indirectly, by the same Person or Persons who controlled the Corporation or the Corporate Group entity, respectively, directly or indirectly, immediately before such transaction(s).

2.3               “Committee” means the compensation committee of the Board (being currently the Human Resources and Compensation Committee);

2.4               “Corporation” means Sprott Inc. and includes any successor corporation thereto;

2.5               “Corporate Group” means any of the Corporation’s subsidiaries, related and affiliated corporations, limited partnerships and other business entities and includes any successor corporations or entities thereto;

2.6               “Eligible Person” means:

(i)	a director, officer, employee or Service Provider of the Corporation or any Related Entity, but excluding Eric Sprott (an “Eligible Individual”); or

(ii)	a permitted assign (a “Permitted Assign”) as such term is defined in NI 45-106 in respect of the Eligible Individual, and includes (a) spouse of the Eligible Individual, (a) a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Eligible Individual or his or her spouse, (b) a holding entity (as such term is defined in NI 45-106) of the Eligible Individual or his or her spouse, or (c) an RRSP, RRIF or TFSA of the Eligible Individual or his or her spouse, and , in the case of Eligible Individuals who are resident outside of Canada or are otherwise subject to the applicable laws outside of Canada, those Persons who are permitted assigns pursuant to such laws;

2.7               “Insider” has the meaning set forth in the applicable rules of the TSX or other exchange on which the Shares are listed;

2.8               “Market Price” at any date in respect of the Shares means the closing sale price of such Shares on the TSX on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day. If no quotation is made for the applicable day, the Market Price on such day shall be determined in the manner set forth in the preceding sentence for the next preceding trading day. Notwithstanding the foregoing, if there is no reported closing price or high bid/low asked price that satisfies the preceding sentences, the Market Price on any day shall be determined by such methods and procedures as shall be established from time to time by the Committee;

2.9               “NI 45-106” means National Instrument 45-106: Prospectus Exemptions;

2.10             “Option” means an option to purchase Shares granted to an Eligible Individual under the Plan;

2.11             “Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 9 hereof;

2.12             “Optionee” means an Eligible Individual to whom an Option has been granted (or Permitted Assign, if applicable) and who continues to hold such Option;

2.13            “Person” means an individual, partnership, limited partnership, corporation, limited liability company, trust, joint venture, unincorporated association, or other entity or association;

2.14             “Plan” means this Stock Option Plan, as the same may be further amended or varied from time to time;

2.15             “Related Entity” means the Corporation, a Person that controls or is controlled by the Corporation or that is controlled by the same Person that controls the Corporation;

2.16             “RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

2.17             “RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

2.18             “Service Provider” means a consultant as such term is defined in NI 45-106 and includes a service provider as such term is defined in clause 613(b) of the TSX Company Manual;

2.19             “Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 9 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

2.20             “Subsidiaries” has the meaning set forth in NI 45-106;

2.21             “TFSA” means a tax-free savings account as described in the Income Tax Act (Canada); and

2.22             “TSX” means the Toronto Stock Exchange.

3.                   ADMINISTRATION OF THE PLAN

3.1                 The Plan shall be administered by the Committee under the supervision of the Board.

3.2                 The Committee shall recommend to the Board, and the Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan and the rules of the TSX or, to the extent applicable, such other exchange in which the Shares are listed:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares covered by each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3                 Except as provided in this Section 3.3 and subject to Section 5.7, no member of the Committee shall, during the currency of his or her membership on the Committee, be entitled to participate in the Plan. A member of the Committee may be entitled to participate in the Plan only if an Option is granted, and the terms and provisions thereof determined, by the Board without such member of the Committee participating in any way whatsoever in the granting of an Option to, or the determinations made with respect to, such member of the Committee or to such Option; and the Board shall, with respect to such member of the Committee, be vested with all power and authority otherwise granted to the Committee pursuant to the Plan and the term “Committee” as used herein shall mean the Board for such purposes.

The Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)	represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)	agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement on certificate representing the Shares making appropriate reference to such restrictions; and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

4.                   SHARES SUBJECT TO THE PLAN

4.1                 Subject to adjustment as provided in Article 9 hereof, the Shares to be offered under the Plan shall consist of the Corporation’s authorized but unissued Shares. The aggregate number of Shares issuable upon the exercise of all Options granted under the Plan and under all other share compensation arrangements shall not exceed 10% of the issued and outstanding Shares as at the date of grant of each Option under the Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Plan or be exercised, Shares subject thereto shall again be available for the purpose of this Plan.

5.                   ELIGIBILITY; GRANT; and TERMS OF OPTIONS

5.1                 Options may be granted to any Eligible Individuals in accordance with Section 5.2 hereof.

5.2                 Options may be granted by the Corporation pursuant to the recommendations of the Committee from time to time provided and to the extent that such decisions are approved by the Board.

5.3                 Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee and recommended to the Board.

5.4                 In the event that no specific determination is made by the Committee with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the term during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee; and

(b)	one-third of the Shares covered by the Option shall vest on each of the first, second and third anniversaries of the date of the grant of the Option. Any or all Shares that have vested may be purchased during the term of the Option.

5.5                 Subject to any adjustments pursuant to the provisions of Article 9 hereof, the Option Price of any Option shall be in no circumstances lower than the Market Price on the date of which the grant of the Option is approved by the Board. Notwithstanding the foregoing, in the event that the Shares are not listed on any stock exchange on the date on which the grant of an Option is approved by the Board, the Option Price for such Option shall be determined by the Board. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.6                No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares issuable to such Optionee under options for services or any other share compensation arrangement, would exceed 5% of the issued and outstanding Shares at the date of grant.

5.7                No Options shall be granted to any Optionee that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Shares issuable to non-employee directors under the Plan, or any other security based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Shares; or (ii) an annual grant of Options per non-employee director exceeding a grant value of $100,000, determined using a generally accepted valuation model..

5.8                An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.9                 The following Insider participation limits shall apply:

(a)	The number of Shares issuable to Insiders, at any time, pursuant to the Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Shares; and

(b)	The number of Shares issued to Insiders, within a one-year period, pursuant to the Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Shares.

6.                   TERMINATION OF EMPLOYMENT AND DEATH

6.1                 Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Board with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2                 If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Corporation or any Related Entity, or his or her resignation or failure to be re-elected as a director of the Corporation or any Related Entity, then the Optionee may:

(a)	exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)	with the prior written consent of the Board or the Committee, which consent may be withheld in the Board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Shares as the Board or the Committee may designate but not exceeding the number of Shares the Optionee would have otherwise been entitled to purchase pursuant to the Option had the Optionee’s status as an Eligible Person been maintained for the term of the Option.

6.3                 Subject to Section 6.2, if an Optionee dies before the expiry of an Option in accordance with the terms thereof, the Optionee’s legal representative(s) may, subject to the terms of the Option and the Plan:

(a)	exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)	with the prior written consent of the Board or the Committee, which consent may be withheld in the Board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Shares as the Board or the Committee may designate but not exceeding the number of Shares the Optionee would have otherwise been entitled to purchase had the Optionee survived.

6.4                 For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5                 For the purposes of this Article 6, a determination by the Corporation that an Optionee was discharged for “cause” shall be binding on the Optionee; provided, however, that such determination shall not be conclusive of the Optionee’s potential entitlement to damages for the loss of the right to exercise an Option in the event that a court of competent jurisdiction ultimately determines that the discharge was without “cause”.

6.6                 For the purposes of this Article 6 or Article 8, the date of Event of Termination or Termination Date in the case of termination of employment with the Corporation or any Related Entity shall be the last day upon which the employee provide services to the Corporation or Related Entity, as the case may be, at its premises and not the last day upon which the Corporation or Related Entity pays wages or salaries in lieu of notice of termination, statutory, contractual or otherwise.

6.7                 If the Optionee is a Permitted Assign, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Permitted Assign.

7.                   EXERCISE OF OPTIONS

7.1                 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and, subject to Section 7.4 hereof, accompanied by payment in full, by cash or cheque, of the aggregate Option Price of the Shares then being purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2                 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the administration of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)	the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.4 hereof.

In this connection the Corporation shall, to the extent necessary, take all commercially reasonable steps to obtain such approvals, registrations, and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

7.3                 Options shall be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan as the Committee may from time to time determine as provided for under Subsection 3.2(g), provided that the substance of Article 5 be included therein.

7.4                 Any Optionee may elect to effect a cashless exercise of any or all of such Optionee’s right under an Option. In connection with any such cashless exercise, the Optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the Optionee to the Corporation in cash at the time of exercise), such number of whole Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

	x	=	[a (b – c)]
b

where

	x	=	the number of whole Shares to be issued

	a	=	the number of Shares under Option

	b	=	the Market Price of the Shares on the date of the cashless exercise

	c	=	the Option Price of the Option

In connection with any such cashless exercise, the full number of Shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of Shares which may be issued under the Plan.

7.5                In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period (the “Blackout Period Extension”).

7.6                 If the Corporation is required under the Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise or disposition of Options by an Optionee, then the Optionee shall, concurrently with the exercise or disposition:

(a)	pay to the Corporation, in addition to the exercise price for the Options, if applicable, sufficient cash as is determined by the Corporation to be the amount necessary to fund the required tax remittance;

(b)	authorize the Corporation, on behalf of the Optionee, to sell in the market on such terms and at such time or times as the Corporation determines such portion of the Shares being issued upon exercise of the Options as is required to realize cash proceeds in the amount necessary to fund the required tax remittance; or

(c)	make other arrangements acceptable to the Corporation to fund the required tax remittance.

8.                   CHANGE OF CONTROL

8.1                 In the event of a Change of Control, notwithstanding anything in the Plan to the contrary, if the employment of an Optionee is terminated by the Corporation or a Corporate Group entity without cause or if the Optionee resigns in circumstances constituting constructive dismissal by the Corporation or the Corporate Group entity, respectively, in each case, within six months (or such other period as determined by the Board in its sole discretion) following a Change of Control with respect to the Corporation or the Corporate Group entity, respectively (such date being the “Termination Date”), all or any of the Optionee’s Options will vest immediately prior to the Termination Date (or such later period as determined by the Board in its sole discretion), subject to any performance conditions which shall be dealt with at the discretion of the Board. All vested Options may be exercised until 90 days (or such other period as may be determined by the Board of Directors in its sole discretion) following the Termination Date (but until the normal expiry date of the Option rights of such Optionee, if earlier). Upon the expiration of such period, all unexercised Option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Optionee under the Plan.

8.2                 In the event of a Change of Control, notwithstanding anything in the Plan to the contrary, any surviving, successor or acquiring entity will assume any outstanding Options or will substitute similar awards for the outstanding Options. If the surviving, successor or acquiring entity is a “private issuer” (as such term is defined in “NI 45-106”) or does not have any securities listed on an established securities exchange, does not assume the outstanding Options or substitute similar awards for the outstanding Options, or if the Board otherwise determines in its sole discretion and subject to the applicable rules of the TSX or other exchange on which the Shares are listed, the Corporation will give written notice to all Optionees advising that the Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested Options, and may provide for the exercise of Options and tender of Shares in connection with the Change of Control and may otherwise provide for the cash out or termination of Options that are not exercised within a specified period of time.

9.                   CERTAIN ADJUSTMENTS

9.1                 Subject to the provisions of Article 10, in the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

9.2                 Subject to the provisions of Article 10, in the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

9.3      Subject to the provisions of Article 8 and 10, if at any time after the grant of any Option to an Optionee and prior to the expiration of the term of such Option, (i) the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 9.1 and 9.2, (ii) the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), or (iii) the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or as a result of such consolidation, merger, amalgamation or stock dividend, if on the record date of such reclassification, reorganization, other change, consolidation, merger, amalgamation or dividend payment, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

10.      AMENDMENT OR DISCONTINUANCE OF THE PLAN

10.1    Subject to applicable regulatory requirements, including the rules of the TSX or other exchange on which the Shares are listed, and except as provided herein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options granted pursuant to the Plan. Provided, however, that if the Board wishes to increase the maximum percentage in Section 4.1 hereof or extend the term of the Option (other than as a result of a Blackout Period Extension) or reduce the Option Price of Options granted under the Plan, shareholder approval will be required.

10.2    Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX or other exchange on which the Shares are listed, in place from time to time;

(b)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(c)	amendments to the provisions of the Plan respecting the terms and conditions on which Options may be granted pursuant to the Plan, including the provisions relating to the term of the Option and the vesting schedule; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

10.3    Without limiting the generality of the foregoing, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following:

(a)	an increase to the Plan maximum or the number of securities issuable under the Plan;

(b)	amendment provisions granting additional powers to the Board to amend the Plan or entitlements thereunder;

(c)	an amendment to the Option Price of an Option (if such shareholder approval is required by the stock exchange on which the Shares are listed);

(d)	reduction in the Option Price of an Option or cancellation and reissue of Options or other entitlements;

(e)	extension to the term of Options (other than as a result of a Blackout Period Extension);

(f)	amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;

(g)	any amendment which would permit Options granted under the Plan to be transferable or assignable other than as set forth in Section 11.3 hereof and for normal estate settlement purposes;

(h)	changes to Insider participation limits; and

(i)	amendments to the Plan amendment provisions.

11.      MISCELLANEOUS PROVISIONS

11.1    An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of Shares upon the exercise of such Option, in full or in part, and then only with respect to the issued Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date the Options are exercised.

11.2    Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Related Entity, or affect in any way the right of the Corporation or any Related Entity to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Related Entity to extend the employment of any Optionee beyond the time which he or she would be normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Related Entity or any present or future retirement policy of the Corporation or any Related Entity, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Related Entity.

11.3    Notwithstanding Section 5.9 hereof, Options may be transferred or assigned between an Eligible Individual and the related Permitted Assign provided the assignor delivers notice to the Corporation prior to the assignment substantially in the form of Schedule B attached hereto.

11.4    The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.      SHAREHOLDER AND REGULATORY APPROVAL

12.1    If applicable, the Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the TSX and any other relevant regulatory authority or exchange on which the Shares are listed. Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

13.      TERM OF PLAN

13.1    No Option shall be granted pursuant to the Plan on or after the tenth anniversary of May 18, 2020 but Options theretofore granted may extend beyond that date.

NOTICE OF TRANSFER

To transfer an Option, complete and return this form along with an original option agreement

The undersigned Optionee under the Sprott Inc. 2017 Amended and Restated Stock Option Plan (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to transfer the Option evidenced by the attached Option Agreement to the following person(s), each of whom the Optionee hereby certifies is a permitted transferee in accordance with section 10.3 of the Plan (each an “Eligible Transferee”):

Direction as to Registration:

Name of Registered Holder

Address of Registered Holder

The undersigned Optionee hereby directs such Option(s) to be registered in the names of such Eligible Transferee(s). Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated:	, 20

)
)
)
)
Witness to the Signature of:		)	Name of Optionee
)
)

FORM OF OPTION AGREEMENT

Optionee:
Name

Address

Grant:
Maximum Number of Shares issuable upon exercise
of the Option

Option Price: $	per Share

Date of Grant:	, 20

Expiry Date:	,20

Vesting Schedule:

Instalment	Date of Vesting (Milestone)	Number of Shares Vested	Cumulative Number of Shares Vested
1
2
3

This Option Agreement is made under and is subject in all respects to the Sprott Inc. 2017 Amended and Restated Stock Option Plan (as the same may be supplemented and amended from time to time) (the “Plan”), and the Plan is deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan (as supplemented and amended), as if the Plan were set forth in full herein (including the restrictions on transfer of the Options and Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of this Option Agreement shall prevail to the extent that it is not inconsistent with the requirements of the TSX. The Plan contains certain provisions relating to termination and transfer. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Shares set out above at the Option Price set out above upon delivery of an exercise form as annexed hereto as Exhibit 1 duly completed and accompanied by certified cheque or bank draft for the aggregate Option Price.

This Option Agreement is not effective until countersigned on behalf of Sprott Inc. and accepted by the Optionee.

Dated:	, 20
SPROTT INC.

By:
Name:
Title:
(Authorized Signatory)

Accepted:	, 20

Signature of Optionee

Exhibit 1

NOTICE OF EXERCISE

To exercise the Option, complete and return this form:

The undersigned Optionee or his or her legal representative(s) permitted under the 2017 Amended and Restated Stock Option Plan (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a)	Number of Options to be Exercised:

(b)	Option Price per Share:

(c)	Aggregate Purchase Price

[ (a) multiplied by (b) ]:

and hereby tenders a certified cheque or bank draft for such aggregate Option Price, and directs such Shares to be issued and registered as directed below, all subject to and in accordance with the Plan. Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated:	, 20
)
)
)
		)	Name of Optionee
)
)
Witness to the Signature of:		)
		)	Signature of Optionee
)

Direction as to Registration:

Name of Registered Holder

Address of Registered Holder

SCHEDULE “C”
SPROTT INC.

2020 AMENDED AND RESTATED EMPLOYEE PROFIT SHARING PLAN

ARTICLE 1
ESTABLISHMENT OF PLAN

There is hereby established a 2020 Amended and Restated Employee Profit Sharing Plan for the purpose of creating a Trust Fund to be held by the Trustee in trust for the benefit of the Members and to be administered, managed, operated, invested, dealt with and disposed of pursuant to and in accordance with the provisions of the Plan and the Trust Agreement.

It is intended that the Plan shall qualify as a “Employee Profit Sharing Plan” as defined in subsection 144(1) of the Income Tax Act (Canada) (the “ITA”) and the Plan shall be governed by section 144(1) of the ITA.

The said Trust Fund shall consist in the aggregate of:

(i)	all Contributions;

(ii)	all Trust Property;

(iii)	all proceeds of the sale or other disposal of any Trust Property; and

(iv)	all income and gains derived from the Trust Property and moneys forming part of the Trust Fund;

less the aggregate of:

(v)	all amounts which may from time to time be paid to, or with respect to, Members or Beneficiaries;

(vi)	all losses sustained by the Trustee with respect to the Trust Fund; and

(vii)	all Expenses incurred by the Trustee and the Plan.

ARTICLE 2
DEFINITIONS

The following terms, wherever used in this document or in the Trust Agreement shall, for the purposes thereof, unless the context otherwise requires, have the meaning set forth below:

(a)	"Affiliated Entity" means: (i) any corporation which is a direct or indirect subsidiary of the Corporation or any corporation designated by the Corporation to be an Affiliated Entity; (ii) any limited partnership if more than 50% of the voting shares of the General Partner of such limited partnership are directly or indirectly held or controlled by the Corporation or any other limited partnership that is designated by the Corporation to be an Affiliated Entity; and (iii) any trust or other entity that is directly or indirectly controlled by the Corporation and that is designated by the Corporation to be an Affiliated Entity.

(b)	"Beneficiary" means the beneficiary referred to in Paragraph (b) of Article 12.

(c)	"Contract" means the written employment or other contract entitling the Member to benefits under the Plan and entered into between the Member and the Participating Entity (including the Corporation), as amended from time to time. Each Member shall have his or her own Contract which, inter alia, specify the terms and conditions, if any, upon which a Member is entitled to any benefits under the Plan.

(d)	"Contribution" means an amount, whether money or rights or things expressed in terms of the amount of money or the value in terms of money of the right or thing, contributed to the Trust Fund and calculated in accordance with the provisions of Article 4.

(e)	"Corporation" means Sprott Inc. and/or its successors.

(f)	"Employee" means an individual who is an employee of a Participating Entity or an individual who is an “employee” within the meaning of the ITA.

(g)	"Expenses" means all costs of every nature and kind associated with the creation, maintenance, administration, operation and termination of the Plan and the Trust, including carrying costs and expenses, Trustee fees and disbursements, administration fees, outlays, commissions, salaries, payments on account of interest and principal on borrowed funds.

(h)	"Fiscal Year" means the financial year of the Participating Entity as determined by its Board of Directors, General Partner or other person having authority from time to time.

(i)	“General Partner” with respect to a limited partnership means the general partner thereof;

(j)	"Member" means any Employee who meets the criteria for membership in the Plan as set out in Article 3 but excluding Eric S. Sprott.

(k)	"Member's Account" means the account established for a Member pursuant to the provisions of the Plan as set out in Article 5.

(l)	"Participating Entity" means the Corporation and any Affiliated Entity which has adopted the Plan. In relation to a Member, "Participating Entity" means that Participating Entity by which the Member is employed or to which the Member provides services.

(m)	"Plan" means the 2020 Amended and Restated Employee Profit Sharing Plan set forth in this document and includes any amendments which are from time to time made hereto and the Trust Agreement therefor as amended from time to time.

(n)	"Profits" means the net income after taxes of the Corporation and of an Affiliated Entity, as determined by the Corporation's and Affiliated Entity's auditors, respectively, according to generally accepted accounting practices.

(o)	“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which a Member may be entitled upon the distribution out of the Member’s Allocated Account as a result of such adjustment.

(p)	"Taxation Year" means the taxation year of the Trust being the calendar year or such part of it that the Trust was in existence.

(q)	"Trust" means the trust created pursuant to the Trust Agreement.

(r)	"Trust Agreement" means the trust agreement entered into by the Corporation and the Trustee as the same may be amended or replaced from time to time.

(s)	"Trust Fund" means the trust fund established pursuant to the Plan and the Trust Agreement as more particularly described in Article 1, including the balance of all Member's Accounts.

(t)	"Trust Property" means all property in which the Trust Fund may from time to time be invested.

(u)	"Trustee" means the person or persons appointed by the Corporation from time to time to act as trustee or trustees under the Plan.

The masculine pronoun wherever used herein shall include the feminine pronoun where applicable, and the singular shall include the plural and vice versa, as the context shall require.

All monetary reference in the Plan are to be construed as being expressed in terms of the lawful currency of Canada.

ARTICLE 3
MEMBERSHIP

The Members shall be those of the Employees of one or more Participating Entities who have been designated as Members by the compensation committee of the Board of Directors of the Corporation or the General Partner or other controlling person of a Participating Entity on the recommendation of the president of the Corporation or of another Participating Entity in accordance with the terms of Employee's written employment or other applicable contract. The Corporation shall from time to time provide the Trustee with written notice of:

(a)	the identity of a Member immediately after an Employee of one or more Participating Entities has been designated as a Member; and

(b)	notification of a Member ceasing to be a Member, immediately upon the happening thereof.

ARTICLE 4
CONTRIBUTIONS

In each Fiscal Year, or within one hundred and twenty (120) days thereafter, each Participating Entity realizing Profits in such Fiscal Year shall pay to the Trustee for such Fiscal Year out of Profits a Contribution in an amount determined by the Board of Directors, General Partner or other controlling person of the Participating Entity, to be not less than $100.00 per Member who is an Employee of such Participating Entity.

The Contributions to the Plan will be made "out of profits" pursuant to subsection 144(10) of the ITA and the Corporation and each Participating Entity shall elect in prescribed manner to have the Plan treated as an employee sharing plan in accordance with subsection 144(10) of the ITA. For greater certainty, any loans advanced by the Corporation or any Participating Entity to the Trust shall not be considered to be Contributions so long as such loans are outstanding.

ARTICLE 5
MEMBERS' ACCOUNTS

Member's Account:

(a)	The Trustee, in the name of the Trust, shall from time to time purchase Shares in the capital stock of the Corporation in such amounts, at such times and in accordance with the written directions of the Corporation. Such Shares may be purchased in the open market, from a third party or from the treasury of the Corporation. The price at which such Shares may be issued from treasury shall equal the closing sale price of such Shares on the Toronto Stock Exchange on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day. If no quotation is made for the applicable day, the price on such day shall be determined in the manner set forth in the preceding sentence for the next preceding trading day. Notwithstanding the foregoing, if there is no reported closing price or high bid/low asked price that satisfies the preceding sentences, the price on any day shall be determined by such methods and procedures as shall be established from time to time by the compensation committee of the Board of Directors of the Corporation. The Corporation shall provide such direction in accordance with the requirements of the Member's Contract. At the time of purchase the Shares so purchased shall be designated for the account of the particular Member (the "Member's Account") in accordance with the Corporation's written direction. The Member’s Account shall also record the amount of any debt incurred by the Trust in connection with the purchase of such Shares. The Member shall have no interest in nor entitlement to the Shares in the Member's Account until such time as the Shares have been distributed to him or disposed of by the Plan in accordance with the terms of the Member's Contract and the Plan. For the purpose of the ITA, no amount shall be allocated to a Member under the Plan in respect of any vested Shares, except as set out in the relevant Member’s Contract and the terms of the Plan that govern each Member’s Allocated Account (as set out below).

Member's Vested Account:

(b)	All or a part of the Shares in a Member's Account shall vest in the Member from time to time in accordance with the Member's Contract, subject to a minimum vesting period of three months for Shares issued from treasury in accordance with paragraph (a) of Article 5. For greater certainty, in accordance with the Member's Contract, as the preconditions specified in the Member's Contract are satisfied a specified number of Shares shall vest in the Member for the purposes of the Plan. The entitlement of a Member to the vested Shares may be subject to any debt incurred and owing by the Trust in connection with the purchase of the Shares. At such time as Shares vest in the Member, the Trustee shall, upon written direction from the Corporation, designate the Shares which have so vested to a sub-account for the Member created for such purpose. The sub-account so created shall be referred to as the "Member's Vested Account". At such time as all of the preconditions specified in the Member's Contract are satisfied, all of the Shares in the Member's Account shall have been designated to the Member's Vested Account. The Member’s Vested Account shall also record the amount of any debt incurred by the Trust in connection with the purchase of such Shares. The terms and conditions governing a Member’s ability to acquire Shares in his or her Vested Account shall be governed by the relevant Member’s Contract and the terms of the Plan.

Member's Allocated Account:

(c)	From time to time the Trustee shall, upon written direction from the Corporation, allocate the Contributions, profits, capital gains and capital losses incurred, realized, received or accrued by the Shares in a Member's Vested Account to an account to be known as the "Member's Allocated Account". The Corporation shall make such determination in accordance with the Member's Contract and the Plan which in conjunction shall specify at what time and upon the happening of what contingency the profits, capital gains and capital losses incurred, realized, received or accrued by the Shares in a Member's Vested Account shall be allocated to the Member's Allocated Account. Such allocation shall be as further described in paragraph (d) of Article 5.

(d)	The Member's Allocated Account shall be a complete record of:

(i)	all Contributions allocated to the Member in accordance with paragraph (c);

(ii)	any dividends or other profits from the Shares in the Member's Vested Account (computed without reference to capital gains and losses) and any capital gains and capital losses derived from the Shares in the Member's Vested Account to the extent that such profits, net value, capital gains or capital losses have been allocated to the Member in accordance with the preceding paragraphs.

(iii)	all amounts or property distributed to the Member or to his or her Beneficiary;

(iv)	all Expenses of the Trust Fund allocated to the Member at the direction of the Corporation which have not been deducted for the purpose of determining the profits from the Shares in the Member's Vested Account allocated pursuant to subparagraph (ii) above; and

(v)	any amount allocated to the Member of the total amount another Employee is entitled to deduct under subsection 144(9) of the ITA.

Such Member's Allocated Account shall be maintained for the Member until full distribution is made to the Member or Beneficiary in accordance with the provisions of the Plan.

(e)	Allocation of Contributions: Immediately upon receipt thereof, and in no case later than the end of the Taxation Year, the Trustee, acting upon the written direction of the Corporation (such direction to specify the amount to be so allocated to each Member's Allocated Account), shall allocate the Contributions (net of Expenses incurred during the year) received during the Taxation Year to a Member's Allocated Account or Members' Allocated Accounts.

(f)	Allocation of Profits from the Trust Property, Capital Gains and Capital Losses: Subject to the provisions of Article 7 and the provisions of a Member's Contract, upon written direction of the Corporation, the following items shall be allocated to a Member's Allocated Account:

(i)	all net profits (after Expenses of the Trust and not including capital gains) from the Shares in the Member's Vested Account on a yearly basis;

(ii)	capital gains net of any capital losses derived from dispositions of Shares in the Member's Vested Account; and

(iii)	such other property or amounts out of the Trust Fund as the Trustee shall determine are payable to the Member in accordance with the Member's Contract and the Plan shall be allocated to the Member during the Taxation Year in which a distribution is to be made to a Member in accordance with Article 7 and with paragraphs (b) and (c) of Article 6 of the Plan, to the extent that they have not been allocated in Taxation Years preceding that Taxation Year.

In the event that a Member's employment or service with the Participating Entity is terminated for cause, the Corporation shall advise the Trustee in writing and thereupon all Shares and amounts contained in or allocated to such Member's Vested Account and such Member's Allocated Account shall be forfeited and the amounts thereof shall be reallocated to the Members of the Plan at the end of the Taxation Year in accordance with the Corporation's written direction. Such reallocated amounts shall be divided in such Shares and proportions between the participating Members of the Plan as the Corporation shall direct.

(g)	Valuation of Members' Accounts: Each Member's Allocated Account shall be valued as of the last business day of each fiscal year, and as of any other date on which such Member's Allocated Account or any portion thereof must be valued for the purpose of the Plan, to reflect the Member's allocated share of earnings (consisting of all profits, capital gains and capital losses from the Shares in the Member's Vested Account), Contributions, distributions and Expenses of the Trust Fund not deducted in determining the profits from the Trust Property.

(h)	Payment of Income Tax: The Corporation shall provide the Trustee with an estimate of the amount of income tax which will be payable by each Member with respect to the allocations made in favour of each Member and the Trustee shall remit the amount of income tax so estimated to Canada Revenue Agency on behalf of each such Member. The Trustee shall provide the Corporation with a report with respect to amounts remitted by it to Canada Revenue Agency pursuant to this section.

ARTICLE 6
VESTING AND DISTRIBUTION

(a)	Vesting: All amounts designated by the Trustee to a Member's Vested Account in a particular Taxation Year shall vest in such Member in the manner provided for in such Member's Contract. As set out in Article 5 above, vesting in and of itself does not constitute an allocation to a Member in respect of the relevant Shares.

In the event of death or termination of employment or service, other than resignation or termination for cause, the Board of Directors of the Corporation in its sole discretion, may deem vested and designate to a Member’s Vested Account, as soon as practicable and in any event prior to the distribution as set forth in paragraphs (b) and (c) of this Article 6, such number of Shares as would otherwise have been vested up to:

(i)	one year thereafter, in the event of death, and

(ii)	three months thereafter, in the event of termination of employment or service, other than resignation or termination for cause,

(or such longer period as determined by the Board of Directors of the Corporation) had death or termination of employment or service not occurred.

(b)	Distribution: An amount equal to the net value (after Expenses of the Trust and any unpaid debt owing by the Trust on any Shares in the Member's Vested Account) of the assets which have been allocated to the Member's Vested Account shall be transferred by the Trustee to the Member's Allocated Account and distributed by the Trustee to a Member no later than three months after the earliest of the date of the happening of the following events:

(iii)	the termination of employment or service including retirement, resignation, and dismissal without cause of the Member; and

(iv)	the termination of the Plan.

The Trustee shall be entitled to rely on the Corporation's determination of the net value of the assets to be transferred to the Member in accordance with this Article 6. In the event that the Member’s Contract provides that any unpaid debt owing by the Trust is to be assumed by the Member or paid by the Member, then the amount of any such debt may be reflected in the calculation of the relevant Member’s Allocated Account.

(c)	Distribution upon death: Subject to compliance with applicable laws and regulations, when a Member dies there shall be allocated to his or her Member's Allocated Account and distributed to his or her Beneficiary within three months after the date of death the net value (after Expenses of the Trust) of the amount in the Member's Vested Account.

ARTICLE 7
DISTRIBUTIONS AND WITHDRAWALS

Subject to the terms of a Member’s Contract, distributions of cash or in specie, as provided below, may be made from a Member's Allocated Account to such Member at any time upon the written direction of the Corporation.

Any distribution to a Member from a Member's Allocated Account shall be in cash or in specie, provided that the Trustee shall distribute to a Member out of the Member's Allocated Account only the net amount available for distribution to the Member. For greater certainty, any Shares which have been allocated to a Member's Allocated Account in accordance with the Member's Contract may be distributed to the Member in specie only upon the discharge of any debt owing by the Trust in respect of the Shares at the time of distribution. Such debt may be discharged by a Participating Entity or the Member in accordance with the relevant provisions of the Member’s Contract.

In the event that property other than the money is received by a Member from the Plan, then the income tax consequences to the Plan and the Member shall be governed by subsection 144(7.1) of the ITA.

ARTICLE 8
CERTAIN ADJUSTMENTS

(a)	Subject to the provisions of Article 10, if at any time after the grant of any benefits under the Plan to any Member and prior to the termination of such Member’s entitlement thereto, there occurs any subdivision or redivision of the Shares into a greater number of Shares or any consolidation of Shares into a lesser number of Shares, the Corporation shall deliver to such Member at the time of any subsequent distribution out of the Member’s Allocated Account in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such distribution, such number of Shares as such Member would have held as a result of such subdivision, redivision or consolidation, as the case may be, if, on the record date thereof, the Member had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such distribution.

(b)	Subject to the provisions of Article 10, if at any time after the grant of any benefits under the Plan to any Member and prior to the termination of such Member’s entitlement thereto, (i) the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 8(a), (ii) the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) or (iii) the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Member shall be entitled to receive upon the subsequent distribution out of the Member’s Allocated Account in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such distribution, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) that the Member would have been entitled to receive as a result of such reclassification, reorganization or other change or as a result of such consolidation, merger, amalgamation or stock dividend, if on the record date of such reclassification, reorganization, other change, consolidation, merger, amalgamation or dividend payment, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such distribution.

ARTICLE 9
ADMINISTRATION OF THE PLAN

The management of the Corporation is responsible for the administration of the Plan; it will administer the Plan in all its details which, without being limited thereto, include:

(a)	the establishment and application of rules and regulations necessary and proper for an efficient administration of the Plan;

(b)	the interpretation of the Plan;

(c)	the determination by the Corporation of the Contributions or amounts on which Contributions are based; and

(d)	furnishing information in writing to the Members regarding their rights under the Plan. all of which shall be final and binding on the Trustee, the Members and shall not be subject to review in any manner by any of them or any other person claiming under the Plan.

The Corporation shall only be accountable for reasonable diligence in the exercise of their powers and the performance of their duties and shall only be liable for their own fraud, willful misconduct or negligence.

The aggregate number of Shares from treasury that may be granted (whether vested or unvested) under the Plan and under all other securities based compensation arrangements (including employee stock purchase plans, stock option plans or other Share compensation arrangements of the Corporation) shall not exceed 10% of the issued and outstanding Shares as at the date of such grant. If Shares have been distributed under the Plan or the Member’s entitlement to benefits shall expire, terminate or be cancelled for any reason in accordance with the terms of the Plan, the Shares subject thereto shall again be available for the purpose of the Plan.

Notwithstanding anything else contained herein, the number of Shares of the Corporation which are (i) issuable from treasury, at any time, and (ii) issued from treasury within any one-year period, pursuant to the terms of the Plan, a Member’s Contract and under any other security based compensation arrangement to insiders (as defined in the applicable rules of the Toronto Stock Exchange) of the Corporation, shall not exceed 10% of the Corporation’s total issued and outstanding Shares.

From time to time, the Plan may borrow monies from a third party or a Participating Employer (including the Corporation) and use such borrowed funds to acquire Shares of the Corporation or other property. For greater certainty, any funds borrowed by the Plan or other indebtedness incurred by the Plan shall not be considered to be amounts contributed to the Plan by a Participating Employer (including the Corporation) and any Shares or other property acquired with any such borrowed funds or indebtedness shall not be required to be designated or allocated to any particular Member’s Account, although such a designation or allocation may be made at a subsequent time pursuant to the terms of a particular Member’s Contract.

Notwithstanding anything to the contrary herein any taxes or interest that are assessed against Members and that relate in any way to their participation in the Plan shall be the sole responsibility of the Members, including any amounts that arise as a direct or indirect result of the Plan failing at any time to qualify as an “Employee Profit Sharing Plan” as defined in subsection 144(1) of the ITA.

The Corporation and the Trustee shall be entitled to rely upon tables, valuations, certificates, reports and opinions made or given by an actuary or by any accountant or legal counsel being in the Corporation's employ or under contract for such purpose with the Corporation.

The Trustee shall be entitled and required to rely upon the written directions and determinations provided or made by the Corporation in respect of the terms of a Member's Contract or the entitlement of a Member to any Shares or other assets of the Trust Fund. The Trustee is fully protected in such reliance.

ARTICLE 10
AMENDMENT OR TERMINATION OF THE PLAN

It is the intention of the Corporation to continue the Plan in effect indefinitely (subject to the term below) but the Corporation necessarily reserves the right to amend, modify or discontinue the Plan, in whole or in part, at any time, provided, however, that any such amendment or modification which may affect the rights, duties and responsibilities of the Trustee shall not become effective until the Corporation has received the written consent of the Trustee thereto.

No amendment or modification to the Plan shall adversely affect the rights of the Members up to the date of such amendment or modification.

Without limiting the generality of the foregoing, the Board of Directors of the Corporation may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Toronto Stock Exchange and Canada Revenue Agency, in place from time to time;

(b)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(c)	amendments to the provisions of the Plan respecting the terms and conditions on which allocations may be made to a Member’s Allocated Account pursuant to the Plan, including the provisions relating to the vesting schedule (subject to the minimum vesting period set out in paragraph (b) of Article 5); and

(d)	amendments to the Plan that are of a “housekeeping” nature.

Without limiting the generality of the foregoing, the Board of Directors may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following:

(a)	an increase to the Plan maximum or the number of securities issuable under the Plan;

(b)	amendment provisions granting additional powers to the Corporation or the Board of Directors to amend the Plan; and

(c)	an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

If the Plan is terminated, each Participating Entity shall not recover any amounts paid into the Trust Fund up to the date of such termination and all of the Trust Fund must and shall be used for the sole benefit of the Members and/or their Beneficiaries, according to the balance in their Member's Account as determined by a special valuation of the Trust Fund as of the date of the termination of the Plan. Notwithstanding the foregoing, if on a termination of the Plan there exist Plan assets that have not vested in any Member’ s Vested Account on or before the Plan termination date, then the Trustee, on the direction of the Corporation, shall distribute such assets to a successor “Employee Profit Sharing Plan” as defined in subsection 144(1) of the ITA (a “Successor EPSP”) provided that all of the individuals who participate in the Successor EPSP shall be permanent full time employees of the Corporation or an Affiliated Entity of the Corporation or hold such other position(s) with the Affiliated Entity upon which they have been designated as Members in accordance with Article 3 (other than Eric S. Sprott). For greater certainty, the members who participate in the Successor EPSP may include individuals who are not Members of the Plan immediately before it terminates. The Corporation shall provide the Trustee with the information and direction the Trustee requires in the distribution of Plan assets among the Members or Beneficiaries or to a Successor EPSP at the time of termination of the Plan.

To the extent required by any national exchange on which the Shares are listed, no Shares may be issued from treasury pursuant to the Plan on or after the tenth anniversary of May 18, 2020 provided that for the purpose of clarity, Shares may be credited to a Member’s Allocated Account beyond that date.

ARTICLE 11
ALIENATION

All benefits payable under the Plan shall be personal and the Member cannot anticipate, assign, convert, charge, surrender or alienate them in any way. No part of the Trust Fund shall be transferred to a Member by way of loan or advance. Amounts vested in a Member under the Plan shall not be available for the claims of his or her creditors.

ARTICLE 12
MISCELLANEOUS

(a)	No Deemed Employment or Service Contract: The adoption and maintenance of the Plan shall not be deemed to constitute a contract of employment, service or partnership between a Participating Entity and any of its Employees or to be a consideration for or condition of employment or appointment of any person. No provision of the Plan shall be deemed to give any person the right to continue in the employ or service of a Participating Entity or to interfere with the right of a Participating Entity to discharge, discipline or layoff any of its Employees at any time without regard to the effect which such action might have upon such Employee's participation in the Plan or upon the benefits of such Employees or any Beneficiary.

(b)	Beneficiary: Provided there are no legal restrictions preventing it, a Member may in writing name a beneficiary or beneficiaries to receive any amount payable under the Plan in the event of his or her death and, where legally permissible, he may change such beneficiary or beneficiaries. Unless a Member advises the Participating Entity otherwise in writing, such Member's beneficiary shall be the Member's estate.

SCHEDULE “D”

SPROTT INC.
2020 AMENDED AND RESTATED EQUITY INCENTIVE PLAN FOR U.S. SERVICE PROVIDERS

ARTICLE I
GENERAL

1.1.	Purpose

The Sprott Inc. 2020 Amended and Restated Equity Incentive Plan for U.S. Service Providers (the "Plan") is designed to provide certain Key Persons (as defined below) residing in the United States or who are otherwise U.S. taxpayers, whose initiative and efforts are deemed to be important to the successful conduct of the business of Sprott Inc. (the "Company"), with incentives to (a) enter into and remain in the service of the Company or its Affiliates (as defined below), (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company.

1.2.	Administration

(a)         Administration. The Plan shall be administered by the Compensation Committee of the Company's Board of Directors (the "Board") or such other committee of the Board as may be designated by the Board to administer the Plan (the "Administrator"); provided that (i) in the event the Company is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), the Administrator shall be composed of two or more directors, each of whom is a "Non-Employee Director" (a "Non-Employee Director") under Rule 16b-3 (as promulgated and interpreted by the Securities and Exchange Commission (the "SEC") under the 1934 Act, or any successor rule or regulation thereto as in effect from time to time ("Rule 16b-3")), and (ii) the Administrator shall be composed solely of two or more directors who are "independent directors" under the rules of any stock exchange on which the Company's Common Stock (as defined below) is traded; provided further, however, that, (A) the requirement in the preceding clause (i) shall apply only when required to exempt an Award intended to qualify for an exemption under the applicable provisions referenced therein, (B) the requirement in the preceding clause (ii) shall apply only when required pursuant to the applicable rules of the applicable stock exchange and (C) if at any time the Administrator is not so composed as required by the preceding provisions of this sentence, that fact will not invalidate any grant made, or action taken, by the Administrator hereunder that otherwise satisfies the terms of the Plan. Subject to the terms of the Plan, applicable law and the applicable rules and regulations of any stock exchange on which the Common Stock is listed for trading, and in addition to other express powers and authorizations conferred on the Administrator by the Plan, the Administrator shall have the full power and authority to: (1) designate the Persons (as defined below) to receive Awards (as defined below) under the Plan; (2) determine the types of Awards granted to a participant under the Plan; (3) determine the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated with respect to, Awards; (4) determine the terms and conditions of any Awards; (5) determine whether, and to what extent, and under what circumstances, Awards may be settled in cash, shares, other securities, other Awards or other property, or cancelled, forfeited or suspended, and the methods by which Awards may be settled, cancelled, forfeited or suspended; (6) determine whether, to what extent, and under what circumstances cash, shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred, either automatically or at the election of the holder thereof or the Administrator; (7) construe, interpret and implement the Plan and any Award Agreement (as defined below); (8) prescribe, amend, rescind or waive rules and regulations relating to the Plan, including rules governing its operation, and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (9) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award Agreement; and (10) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Administrator, may be made at any time and shall be final, conclusive and binding upon all Persons.

(b)         General Right of Delegation. Except to the extent prohibited by applicable law, the applicable rules of a stock exchange or any charter, by-laws or other agreement governing the Administrator, the Administrator may delegate all or any part of its responsibilities to any Person or Persons selected by it; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (i) individuals who are subject to Section 16 of the 1934 Act, or (ii) officers of the Company (or directors of the Company) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under applicable securities laws (including, without limitation, Rule 16b-3, to the extent applicable) and the rules of any applicable stock exchange. Any delegation hereunder shall be subject to the restrictions and limits that the Administrator specifies at the time of such delegation, and the Administrator may at any time rescind the authority so delegated or appoint a new delegate. At all times, the delegate appointed under this Section 1.2(b) shall serve in such capacity at the pleasure of the Administrator.

(c)         Indemnification. No member of the Board, the Administrator or any employee of the Company or an Affiliate (each such Person, a "Covered Person") shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Covered Person shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (ii) any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's articles of incorporation or bylaws (in each case, as amended and/or restated). The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's articles of incorporation or bylaws (in each case, as amended and/or restated), as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Persons or hold them harmless.

(d)         Delegation of Authority to Senior Officers. The Administrator may, in accordance with and subject to the terms of Section 1.2(b) and applicable law, delegate, on such terms and conditions as it determines, to one or more senior officers of the Company the authority to make grants of Awards to Key Persons who are employees of the Company and its Subsidiaries (as defined below) or consultants of the Company and its Subsidiaries.

(e)         Awards to Non-Employee Directors. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards to Key Persons who are Non-Employee Directors or administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority and responsibility granted to the Administrator herein with respect to such Awards.

1.3.	Persons Eligible for Awards

The Persons eligible to receive Awards under the Plan are those directors, officers, employees and consultants of the Company and its Subsidiaries and Affiliates residing in the United States or who are otherwise U.S. taxpayers (collectively, "Key Persons") as the Administrator shall select; provided that in no event shall Eric Sprott be deemed to be a Key Person eligible to receive Awards under the Plan.

1.4.	Types of Awards

Awards may be made under the Plan in the form of (a) restricted stock, (b) restricted stock units and (c) unrestricted stock, all as more fully set forth in the Plan. The term "Award" means any of the foregoing that are granted under the Plan.

1.5.	Shares Available for Awards; Adjustments for Changes in Capitalization

(a)          Maximum Number. The aggregate number of common shares of the Company ("Common Stock") from treasury that may be granted (whether vested or unvested) under the Plan and under all other securities based compensation arrangements (including employee stock purchase plans, stock option plans or other share compensation arrangements of the Company) shall not exceed 10% of the issued and outstanding shares of Common Stock as at the date of such grant. If shares that have been distributed under the Plan or the grantee's entitlement to benefits shall expire, terminate or be cancelled for any reason in accordance with the terms of the Plan, the shares subject thereto shall again be available for the purpose of the Plan. Notwithstanding anything else contained herein, the number of shares of Common Stock which are (i) issuable from treasury, at any time, and (ii) issued from treasury within any one-year period, pursuant to the terms of the Plan, an Award Agreement and under any other security based compensation arrangement to insiders (as defined in the applicable rules of the Toronto Stock Exchange ("TSX")) of the Company, shall not exceed 10% of the Company's total issued and outstanding shares of Common Stock.

(b)         Sources of Shares; Certain Requirements/Limitations for Share Issuances. Except to the extent otherwise provided in Section 2.4 of the Plan, shares issued pursuant to the Plan may be authorized but unissued Common Stock or treasury shares or shares of Common Stock obtained on the market by the Company. Any shares of Common Stock issued under the Plan from treasury shall provide for a minimum vesting period of three months. The Administrator may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares.

(c)          Adjustments. (i) Subject to any required approvals of the stock exchange(s) on which the Common Stock is listed, the Administrator is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including any stock split, reverse stock split, reorganization, merger, consolidation, split-up, combination, repurchase or exchange of Company shares or other securities of the Company, issuance of warrants or other rights to purchase Company shares or other securities of the Company, or other similar corporate transaction or event) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, whenever the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Award, including providing for (A) adjustment to the number of shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (B) a substitution or assumption of Awards, accelerating the vesting of, or lapse of restrictions on, Awards, or, if deemed appropriate or desirable, providing for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award.

(i)                 In the event of (A) a dissolution or liquidation of the Company, (B) a sale of all or substantially all the Company's assets or (C) a merger, reorganization or consolidation involving the Company or one of its Subsidiaries (as defined below), the Administrator shall have the power to:

(1)                provide that outstanding restricted stock units (including any related dividend equivalent right) shall either continue in effect, be assumed or an equivalent award shall be substituted therefor by the successor corporation or a parent corporation or subsidiary corporation; or

(2)              cancel, effective immediately prior to the occurrence of such event, restricted stock units (including each dividend equivalent right related thereto) outstanding immediately prior to such event and, in full consideration of such cancellation, pay to the holder of such Award a cash payment in an amount equal to the Fair Market Value (as of a date specified by the Administrator) of the shares subject to such Award.

1.6.	Definitions of Certain Terms

(a)          "Affiliate" shall mean (i) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator.

(b)          Unless otherwise set forth in the applicable Award Agreement, in connection with a termination of employment or consultancy/service relationship or a dismissal from Board membership, for purposes of the Plan, the term "for Cause" shall be defined as follows:

(i)               if there is an employment, severance, consulting, service, change in control or other agreement governing the relationship between the grantee, on the one hand, and the Company or an Affiliate, on the other hand, that contains a definition of "cause" (or similar phrase), for purposes of the Plan, the term "for Cause" shall mean those acts or omissions that would constitute "cause" under such agreement; or

(ii)              if the preceding clause (i) is not applicable to the grantee, for purposes of the Plan, the term "for Cause" shall mean any of the following:

(A)          any failure by the grantee substantially to perform the grantee's employment or consulting/service or Board membership duties;

(B)          any excessive unauthorized absenteeism by the grantee;

(C)          any refusal by the grantee to obey the lawful orders of the Board or any other Person to whom the grantee reports;

(D)          any act or omission by the grantee that is or may be injurious to the Company or any Affiliate, whether monetarily, reputationally or otherwise;

(E)           any act by the grantee that is inconsistent with the best interests of the Company or any Affiliate;

(F)           the grantee's gross negligence that is injurious to the Company or any Affiliate, whether monetarily, reputationally or otherwise;

(G)          the grantee's material violation of any of the policies of the Company or an Affiliate, as applicable, including, without limitation, those policies relating to discrimination or sexual harassment;

(H)          the grantee's material breach of his or her employment or service contract with the Company or any Affiliate;

(I)            the grantee's unauthorized (1) removal from the premises of the Company or an Affiliate of any document (in any medium or form) relating to the Company or an Affiliate or the customers or clients of the Company or an Affiliate or (2) disclosure to any Person of any of the Company's, or any Affiliate's, confidential or proprietary information;

(J)            the grantee's being convicted of, or entering a plea of guilty or nolo contendere to, any crime that constitutes a felony or involves moral turpitude;

(K)          the grantee's engaging in a reportable violation of banking or securities industry laws, rules or regulations that constitutes a serious offense or that could or does result in a significant fine;

(L)           the grantee's engaging in any act or omission resulting in a statutory disqualification, bar or suspension of the grantee, the Company or any of its Affiliates; and

(M)          the grantee's commission of any act involving dishonesty or fraud.

Any rights the Company or its Affiliates may have under the Plan in respect of the events giving rise to a termination or dismissal "for Cause" shall be in addition to any other rights the Company or its Affiliates may have under any other agreement with a grantee or at law or in equity. Any determination of whether a grantee's employment, consultancy/service relationship or Board membership is (or is deemed to have been) terminated "for Cause" shall be made by the Administrator. If, subsequent to a grantee's voluntary termination of employment or consultancy/service relationship or voluntarily resignation from the Board or involuntary termination of employment or consultancy/service relationship without Cause or removal from the Board other than "for Cause", it is discovered that the grantee's employment or consultancy/service relationship or Board membership could have been terminated "for Cause", the Administrator may deem such grantee's employment or consultancy/service relationship or Board membership to have been terminated "for Cause" upon such discovery and determination by the Administrator.

(c)           "Code" shall mean the Internal Revenue Code of 1986, as amended.

(d)           Unless otherwise set forth in the applicable Award Agreement, "Disability" shall mean the grantee's being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or the grantee's, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the grantee's employer. The existence of a Disability shall be determined by the Administrator.

(e)           The "Fair Market Value" of a share of Common Stock on any day shall be the closing price on the TSX, or such other primary stock exchange upon which such shares are then listed, or, if no such price is reported for such day, the average of the high bid and low asked price of Common Stock as reported for such day. If no quotation is made for the applicable day, the Fair Market Value of a share of Common Stock on such day shall be determined in the manner set forth in the preceding sentence for the next preceding trading day. Notwithstanding the foregoing, if there is no reported closing price or high bid/low asked price that satisfies the preceding sentences, the Fair Market Value of a share of Common Stock on any day shall be determined by such methods and procedures as shall be established from time to time by the Administrator. The "Fair Market Value" of any property other than Common Stock shall be the fair market value of such property determined by such methods and procedures as shall be established from time to time by the Administrator.

(f)           "Person" shall mean any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

(g)           "Subsidiary" shall mean any entity in which the Company, directly or indirectly, has a 50% or more equity interest.

ARTICLE II
AWARDS UNDER THE PLAN

2.1.	Agreements Evidencing Awards

Each Award granted under the Plan shall be evidenced by a written certificate ("Award Agreement"), which shall contain such provisions as the Administrator may deem necessary or desirable and which may, but need not, require execution or acknowledgment by a grantee. The Award shall be subject to all of the terms and provisions of the Plan, applicable law and the applicable Award Agreement.

2.2.	Grant of Restricted Stock

(a)            Restricted Stock Grants. The Administrator may grant restricted shares of Common Stock to such Key Persons, in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions as the Administrator shall determine, subject to the provisions of the Plan and applicable law. A grantee of a restricted stock Award shall have no rights with respect to such Award unless such grantee accepts the Award within such period as the Administrator shall specify by accepting delivery of a restricted stock Award Agreement in such form as the Administrator shall determine.

(b)            Issuance of Stock Certificate. Promptly after a grantee accepts a restricted stock Award in accordance with Section 2.2(a), subject to Sections 3.2, 3.4 and 3.13, the Company or its designated exchange agent (the "Exchange Agent") shall issue to the grantee a stock certificate or stock certificates for the shares of Common Stock covered by the Award or shall establish an account evidencing ownership of the stock in uncertificated form. Upon the issuance of such stock certificates, or establishment of such account, the grantee shall have the rights of a stockholder with respect to the restricted stock, subject to: (i) the nontransferability restrictions and forfeiture provisions described in the Plan (including paragraphs (d) and (e) of this Section 2.2); (ii) in the Administrator's sole discretion, a requirement, as set forth in the Award Agreement, that any dividends paid on such shares shall be held in escrow and, unless otherwise determined by the Administrator, shall remain forfeitable until all restrictions on such shares have lapsed; and (iii) any other restrictions and conditions contained in the applicable Award Agreement.

(c)            Custody of Stock Certificate. Unless the Administrator shall otherwise determine, any stock certificates issued evidencing shares of restricted stock shall remain in the possession of the Company until such shares are free of any restrictions specified in the applicable Award Agreement. The Administrator may direct that such stock certificates bear a legend setting forth the applicable restrictions on transferability.

(d)            Nontransferability. Shares of restricted stock granted under the Plan may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the lapsing of all restrictions thereon, except by will, by the laws of descent and distribution, or through gift or domestic relations orders to a "family member" of the grantee as permitted by Rule 701 of the Securities Act of 1933, as amended (the "1933 Act"), or as may be otherwise specifically provided in the applicable Award Agreement in accordance with applicable law. Following any such transfer, any transferred restricted stock shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer. The Administrator at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the restricted stock shall lapse.

(e)            Consequence of Termination of Employment/Service. Unless otherwise set forth in the applicable Award Agreement, (i) a grantee's termination of employment or consultancy/service relationship with the Company and its Subsidiaries and Affiliates for any reason other than death or Disability shall cause the immediate forfeiture of all shares of restricted stock that have not yet vested as of the date of such termination of employment or consultancy/service relationship and (ii) if a grantee incurs a termination of employment or consultancy/service relationship with the Company and its Subsidiaries and Affiliates as the result of his or her death or Disability, all shares of restricted stock that have not yet vested as of the date of such termination shall immediately vest as of such date. Unless otherwise determined by the Administrator, all dividends paid on shares forfeited under this Section 2.2(e) that have not theretofore been directly remitted to the grantee shall also be forfeited, whether by termination of any escrow arrangement under which such dividends are held or otherwise. For greater certainty, shares of restricted stock shall not be affected by any change of employment of the grantee or by the grantee ceasing to be an officer, director or consultant of the Company or any of its Subsidiaries or Affiliates so long as the grantee continues to be a director, officer, employee or consultant of the Company or any of its Subsidiaries or Affiliates. The Administrator may, in writing, waive or modify the application of the foregoing provisions of this Section 2.2(e).

2.3.	Grant of Restricted Stock Units

(a)           Restricted Stock Unit Grants. The Administrator may grant restricted stock units to such Key Persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, subject to the provisions of the Plan and applicable law. A restricted stock unit granted under the Plan shall confer upon the grantee a right to receive from the Company, conditioned upon the occurrence of such vesting event as shall be determined by the Administrator and specified in the Award Agreement, a number of shares of Common Stock equal to the number of such grantee's restricted stock units that vest upon the occurrence of such vesting event. Payment upon vesting of a restricted stock unit shall be in shares of Common Stock, and such payments shall be made to the grantee at such time as provided in the Award Agreement, which the Administrator shall intend to be within the period required by Section 409A such that it qualifies as a "short-term deferral" pursuant to Section 409A and the Treasury Regulations issued thereunder, unless the Administrator shall otherwise provide for deferral of the Award intended to comply with Section 409A.

(b)           Dividend Equivalents. The Administrator may include in any Award Agreement with respect to a restricted stock unit a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such Award is outstanding and unvested, and/or, if payment of the vested Award is deferred, during the time of such deferral following such vesting event, on the shares of Common Stock underlying such Award if such shares were then outstanding. In the event such a provision is included in a Award Agreement, the Administrator shall determine whether such payments shall be (i) paid to the holder of the Award, as specified in the Award Agreement, either (A) at the same time as the underlying dividends are paid, regardless of the fact that the restricted stock unit has not theretofore vested, (B) at the time at which the Award's vesting event occurs, conditioned upon the occurrence of the vesting event, (C) once the Award has vested, at the same time as the underlying dividends are paid, regardless of the fact that payment of the vested restricted stock unit has been deferred, and/or (D) at the time at which the corresponding vested restricted stock units are paid, (ii) made in cash, shares of Common Stock or other property and (iii) subject to such other vesting and forfeiture provisions and other terms and conditions as the Administrator shall deem appropriate and as shall be set forth in the Award Agreement, subject to the provisions of the Plan and applicable law.

(c)           Consequence of Termination of Employment/Service. Unless otherwise set forth in the applicable Award Agreement, (i) a grantee's termination of employment or consultancy/service relationship with the Company and its Subsidiaries and Affiliates for any reason other than death or Disability shall cause the immediate forfeiture of all restricted stock units that have not yet vested as of the date of such termination of employment or consultancy/service relationship and (ii) if a grantee incurs a termination of employment or consultancy/service relationship with the Company and its Subsidiaries and Affiliates as the result of his or her death or Disability, all restricted stock units that have not yet vested as of the date of such termination shall immediately vest as of such date. Unless otherwise determined by the Administrator, any dividend equivalent rights on any restricted stock units forfeited under this Section 2.3(c) that have not theretofore been directly remitted to the grantee shall also be forfeited, whether by termination of any escrow arrangement under which such dividends are held or otherwise. For greater certainty, restricted stock units shall not be affected by any change of employment of the grantee or by the grantee ceasing to be an officer, director or consultant of the Company or any of its Subsidiaries or Affiliates so long as the grantee continues to be a director, officer, employee or consultant of the Company or any of its Subsidiaries or Affiliates. The Administrator may, in writing, waive or modify the application of the foregoing provisions of this Section 2.3(c).

(d)           No Stockholder Rights. No grantee of a restricted stock unit shall have any of the rights of a stockholder of the Company with respect to such Award unless and until a stock certificate is issued with respect to such vested Award, which issuance shall be subject to Sections 3.2, 3.4 and 3.13. Except as otherwise provided in Section 1.5(c), no adjustment to any restricted stock unit shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate, if any, is issued.

(e)           Nontransferability. Restricted stock units granted under the Plan may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the lapsing of all restrictions thereon, except by will, by the laws of descent and distribution, or through gift or domestic relations orders to a "family member" of the grantee as permitted by Rule 701 of the 1933 Act, or as may be otherwise specifically provided in the applicable Award Agreement in accordance with applicable law. Following any such transfer, any transferred restricted stock units shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

2.4.	Grant of Unrestricted Stock

The Administrator may grant (or sell at a purchase price at least equal to any par value) shares of Common Stock free of restrictions under the Plan to such Key Persons and in such amounts and subject to such forfeiture provisions as the Administrator shall determine, subject to the provisions of the Plan and applicable law. Shares may be thus granted or sold in respect of past services or other valid consideration. Grants of Common Stock under this Section 2.4 shall be made using shares of Common Stock obtained on the market by the Company, and in no event shall treasury shares be used to make grants under this Section 2.4.

ARTICLE III
Miscellaneous

3.1.	Amendment of the Plan; Modification of Awards

(a)           Subject to applicable regulatory requirements and except as provided herein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Plan and the Board and/or the Administrator may amend the terms and conditions of Awards granted pursuant to the Plan; provided, however, that if the Board wishes to increase the maximum percentage in Section 1.5(a) hereof, shareholder approval will be required; provided further, however, that if the Plan at the time does not comply with all conditions of Rule 701 of the Securities Act of 1933, as amended, the maximum percentage in Section 1.5(a) hereof may not be increased above 30% of the then outstanding securities of the Company (counting convertible preferred or convertible senior common shares of stock on an as if converted basis) unless approval of the shareholders holding at least two-thirds of the outstanding securities entitled to vote is obtained; and provided further, however, that no such action shall materially impair any rights or materially increase any obligations under any Award theretofore made under the Plan without the consent of the grantee (or, upon the grantee's death, the Person having the rights to the Award). For purposes of this Section 3.1, any action of the Board or the Administrator that in any way alters or affects the tax treatment of any Award shall not be considered to materially impair any rights of any grantee.

(b)          Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(i)              amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX or other exchange on which the Common Stock is listed, U.S. federal and state securities laws, the Canada Revenue Agency and the Code, in place from time to time;

(ii)             amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(iii)            amendments to the provisions of the Plan respecting the terms and conditions on which Awards may be granted pursuant to the Plan, including the provisions relating to any vesting schedule (subject to the minimum vesting period set out in Section 1.5(b)); and

(iv)            amendments to the Plan that are of a "housekeeping" nature.

(c)          Without limiting the generality of the foregoing, the Board and the Administrator may not, without the approval of the Company's shareholders, make amendments with respect to the following:

(i)               an increase to the Plan maximum or the number of securities issuable under the Plan (subject to the approval requirements set forth in Section 3.1(a) above);

(ii)              amendment provisions granting additional powers to the Board and/or the Administrator to amend the Plan or entitlements thereunder; and

(iii)             an increase in entitlements held by insiders of the Company, including extension of the termination or expiry dates thereof or changes to insider participation limits.

3.2.	Consent Requirement

(a)           No Plan Action Without Required Consent. If the Administrator shall at any time determine that any Consent (as defined below) is necessary or desirable as a condition of, or in connection with, the granting of any Award under the Plan, the issuance or purchase of shares or other rights thereunder, or the taking of any other action thereunder (each such action being hereinafter referred to as a "Plan Action"), then such Plan Action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Administrator.

(b)           Consent Defined. The term "Consent" as used herein with respect to any Plan Action means (i) any and all listings, registrations, exemptions or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (ii) any and all written agreements and representations by the grantee with respect to the disposition of shares, or with respect to any other matter, which the Administrator shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (iii) any and all consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory bodies or any other Person.

3.3.	Nonassignability

Except as provided in Sections 2.2(d) or 2.3(e), (a) no Award or right granted to any Person under the Plan or under any Award Agreement shall be assignable or transferable, other than by will, by the laws of descent and distribution, or through a gift or domestic relations orders to a "family member" of the grantee as permitted by Rule 701 of the 1933 Act, or as may be otherwise specifically provided in the applicable Award Agreement in accordance with applicable law and (b) all rights granted under the Plan or any Award Agreement shall be exercisable during the life of the grantee only by the grantee or the grantee's legal representative or the grantee's permissible successors or assigns. All terms and conditions of the Plan and the applicable Award Agreements will be binding upon any permitted successors or assigns.

3.4.	Taxes

(a)           Withholding. A grantee or other Award holder under the Plan shall be required to pay, in cash, to the Company, and the Company and its Affiliates shall have the right and are hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to such grantee or other Award holder, the amount of any applicable withholding taxes in respect of an Award, its grant, its vesting, or any payment or transfer under an Award or under the Plan, and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for payment of such taxes. Whenever shares of Common Stock are to be delivered pursuant to an Award under the Plan, with the approval of the Administrator, which the Administrator shall have sole discretion whether or not to give, the grantee may satisfy the foregoing condition by electing to have the Company withhold from delivery shares having a value equal to the amount of minimum tax required to be withheld. Such shares shall be valued at their Fair Market Value as of the date on which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an Award as may be approved by the Administrator in its sole discretion.

(b)           Liability for Taxes. Grantees and holders of Awards are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including, without limitation, any taxes arising under Sections 409A and 457A of the Code) and the Company shall not have any obligation to indemnify or otherwise hold any such Person harmless from any or all of such taxes. The Administrator shall have the discretion to organize any deferral program, to require deferral election forms, and to grant or, notwithstanding anything to the contrary in the Plan or any Award Agreement, to unilaterally modify any Award in a manner that (i) conforms with the requirements of Sections 409A and 457A of the Code (to the extent applicable), (ii) voids any participant election to the extent it would violate Sections 409A or 457A of the Code (to the extent applicable) and (iii) for any distribution event or election that could be expected to violate Section 409A of the Code, make the distribution only upon the earliest of the first to occur of a "permissible distribution event" within the meaning of Section 409A of the Code or a distribution event that the participant elects in accordance with Section 409A of the Code. The Administrator shall have the sole discretion to interpret the requirements of the Code, including, without limitation, Sections 409A and 457A, for purposes of the Plan and all Awards.

3.5.	Information Requirements

If the Plan at any time does not comply with all conditions of Rule 701 of the 1933 Act, then the Company shall provide security holders under the Plan financial statements of the Company at least annually.

3.6.	Operation and Conduct of Business

Nothing in the Plan or any Award Agreement shall be construed as limiting or preventing the Company or any Affiliate from taking any action with respect to the operation and conduct of their business that they deem appropriate or in their best interests, including any or all adjustments, recapitalizations, reorganizations, exchanges or other changes in the capital structure of the Company or any Affiliate, any merger or consolidation of the Company or any Affiliate, any issuance of Company shares or other securities or subscription rights, any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or other securities or rights thereof, any dissolution or liquidation of the Company or any Affiliate, any sale or transfer of all or any part of the assets or business of the Company or any Affiliate, or any other corporate act or proceeding, whether of a similar character or otherwise.

3.7.	No Rights to Awards

No Key Person or other Person shall have any claim to be granted any Award under the Plan.

3.8.	Right of Discharge Reserved

Nothing in the Plan or in any Award Agreement shall confer upon any grantee the right to continue his or her employment with the Company or any Affiliate, his or her consultancy/service relationship with the Company or any Affiliate, or his or her position as a director of the Company or any Affiliate, or affect any right that the Company or any Affiliate may have to terminate such employment or consultancy/service relationship or service as a director.

3.9.	Non-Uniform Determinations

The Administrator's determinations and the treatment of Key Persons and grantees and their beneficiaries under the Plan need not be uniform and may be made and determined by the Administrator selectively among Persons who receive, or who are eligible to receive, Awards under the Plan (whether or not such Persons are similarly situated). Without limiting the generality of the foregoing, the Administrator shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to (a) the Persons to receive Awards under the Plan, (b) the types of Awards granted under the Plan, (c) the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated with respect to, Awards and (d) the terms and conditions of Awards.

3.10.	Other Payments or Awards

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any award or payment to any Person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.11.	Headings

Any section, subsection, paragraph or other subdivision headings contained herein are for the purpose of convenience only and are not intended to expand, limit or otherwise define the contents of such subdivisions.

3.12.	Effective Date and Term of Plan

(a)            Adoption; Stockholder Approval. The Plan was adopted by the Board on March 23, 2020 and by a majority of the outstanding securities of the Company entitled to vote on May 18, 2020. The Board may, but need not, make the granting of any Awards under the Plan subject to the approval of the Company's stockholders.

(b)           Termination of Plan. The Board may terminate the Plan at any time. All Awards made under the Plan prior to its termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements. No Awards may be granted under the Plan following the tenth anniversary of the date on which the Plan was adopted by the Board or approved by the Company's security holders, whichever is earlier.

3.13.	Restriction on Issuance of Stock Pursuant to Awards

The Company shall not permit any shares of Common Stock to be issued pursuant to Awards granted under the Plan unless such shares of Common Stock are fully paid and non-assessable under applicable law. Notwithstanding anything to the contrary in the Plan or any Award Agreement, at the time of vesting of any Award, at the time of payment of shares of Common Stock in exchange for, or in cancellation of, any Award, or at the time of grant of any unrestricted shares under the Plan, the Company and the Administrator may, if either shall deem it necessary or advisable for any reason, require the holder of an Award to represent in writing to the Company that it is the Award holder's then-intention to acquire the shares with respect to which the Award is granted for investment and not with a view to the distribution thereof; and no shares shall be issued or transferred in connection with any Award unless and until all legal requirements applicable to the issuance or transfer of such shares have been complied with to the satisfaction of the Company and the Administrator. The Company and the Administrator shall have the right to condition any issuance of shares to any Award holder hereunder on such Person's undertaking in writing to comply with such restrictions on the subsequent transfer of such shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof, and all share certificates delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, the applicable Award Agreement or the rules, regulations and other requirements of the SEC, any stock exchange upon which such shares are listed, and any applicable securities or other laws, and certificates representing such shares may contain a legend to reflect any such restrictions. The Administrator may refuse to issue or transfer any shares or other consideration under an Award if it determines that the issuance or transfer of such shares or other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the 1934 Act. Without limiting the generality of the foregoing, no Award granted under the Plan shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Administrator has determined that any such offer, if made, would be in compliance with all applicable requirements of any applicable securities laws.

3.14.	Requirement of Notification of Election Under Section 83(b) of the Code

If an Award recipient, in connection with the acquisition of Company shares under the Plan, makes an election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code), the grantee shall notify the Administrator of such election within ten days of filing notice of the election with the U.S. Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code. No Award recipient may make an election under Section 83(b) of the Code without first seeking and obtaining the written permission of the Administrator, which the Administrator may provide in its discretion.

3.15.	Severability

If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to the applicable laws or, if it cannot be construed or deemed amended without, in the determination of the Administrator, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

3.16.	Sections 409A and 457A

To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Sections 409A and 457A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of the Plan or any applicable Award Agreement to the contrary, in the event that the Administrator determines that any Award may be subject to Section 409A or 457A of the Code, the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (i) exempt the Plan and Award from Sections 409A and 457A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Sections 409A and 457A of the Code and related Department of Treasury guidance and thereby avoid the application of penalty taxes under Sections 409A and 457A of the Code.

3.17.	Forfeiture; Clawback

The Administrator may, in its sole discretion, specify in the applicable Award Agreement that any realized value with respect to any Award shall be subject to forfeiture or clawback, in the event of (a) a grantee's breach of any non-competition, non-solicitation, confidentiality or other restrictive covenants with respect to the Company or any Affiliate, (b) a grantee's breach of any employment or consulting agreement with the Company or any Affiliate, (c) a grantee's termination for Cause or (d) a financial restatement that reduces the amount of compensation under the Plan previously awarded to a grantee that would have been earned had results been properly reported.

3.18.	No Trust or Fund Created

Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and an Award recipient or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or its Affiliate.

3.19.	No Fractional Shares

No fractional shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares or whether such fractional shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

3.20.	Governing Law

The Plan will be construed and administered in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws.